UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month June 2017

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated June 7, 2017.	1

2

Investors’ & Analysts’ Meeting 2017 Emeryville (California, USA) June 7th and 8th, 2017 Wednesday, June 7th 2017 Emeryville 2 Investors’ & Analysts’ Meeting 2017 I Emeryville Time Topic Presenter 08:30Pick up from hotels 09:00Arrival at Grifols Diagnostic Solutions (GDS) headquarters 09:00 - 09:30Coffee + Welcome 09:30 - 9:45Introductory remarksV. Grífols Deu 09:45 - 10:15Grifols global leadershipR. Riera Bioscience Division 10:15 - 11:00Plasma procurement strategyE. Herrero 11:00 - 11:15Coffee break 11:15 - 12:15Commercial strategies to deliver sustainable growthL. Morgan 12:15 - 13:00Bioscience capacity expansion plan:D. Fleta keeping pace with growing demand 13:00 - 14:00Lunch

Wednesday, June 7th 2017 Emeryville

Time	Topic	Presenter
14:00 - 14:30	Hospital Division: expansion through integrated solutions	P. Allen
	Diagnostic Division	
14:30 - 15:00	Driving profitable growth	C. Schroeder
15:00 - 15:30	Maximizing value through effective integration	G. Rich
15:30 - 16:00	Investing for growth	O. Duñach
16:00 - 16:30	Q&A	
16:30 - 16:45	*Coffee break*	
16:45 - 17:00	Tour presentation	C. Roura / R. Biosca
17:00	Facility tour	
18:00	*Transfer to restaurant*	
18:45	Update on Alkahest	T. Wyss-Coray
19:00	*Dinner*	

3 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Thursday, June 8th 2017 Emeryville

Time	Topic	Presenter
08:00	*Pick up from hotels*	
08:30	*Arrival at Grifols Diagnostic Solutions (GDS) headquarters*	
08:30 - 09:00	*Coffee*	
09:00	Bio Supplies Division introduction	A. Arroyo
09:00 - 09:30	Access Biologicals	M. Crowley
09:30 - 10:15	Innovation: redefining the industry	D. Bell
10:15 - 10:45	*Coffee break*	
10:45 - 11:45	Financials: focus on profitable growth	A. Arroyo
11:45 - 12:15	Q&A	
12:15 - 12:45	Driving value creation through disciplined strategy execution	V. Grífols Deu
12:45	*Lunch and transfers to airport*	

4 Investors' & Analysts' Meeting 2017 I Emeryville

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Disclaimer This document has been prepared by Grifols, S.A. (Grifols or the “company”) exclusively for use during the Investors’ and Analysts’ Day Presentation dated June 7th--8th, 2017 Therefore it cannot be disclosed or made public by any person or entity with an aim other than the one expressed above, without the prior written consent of the company. The company does not assume any liability for the content of this document if used for different purposes thereof. The information and any opinions or statements made in this document have neither been verified by independent third parties nor audited; therefore no express or implied warranty is made as to the impartiality, accuracy, completeness or correctness of the information or the opinions or statements expressed herein. Neither the company, its subsidiaries nor any entity within the Grifols group or any subsidiaries, the company’s advisors or representatives assume liability of any kind, whether for negligence or any other reason, for any damage or loss arising from any use of this document or its contents. Neither this document nor any part of it constitutes a contract, nor may it be used for incorporation into or construction of any contract or agreement. IMPORTANT INFORMATION This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Royal Legislative Decree 4/2015, of 23 October, as amended and restated from time to time), Royal Decree 1310/2005, of November 4, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. FORWARD-LOOKING STATEMENTS This document contains forward-looking information and statements about Grifols based on current assumptions and forecast made by Grifols management, including proforma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although Grifols believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols. 5 Investors’ & Analysts’ Meeting 2017 I Emeryville Introductory remarks Víctor Grífols Deu Co-Chief Executive Officer

Grifols global leadership An industry pioneer Ramón Riera Chief Operations Officer and market leader Global leader in the plasma-derivatives sector Market distribution by company 2016(1) SHIRE 8% 8 Investors’ & Analysts’ Meeting 2017 I Emeryville GRIFOLS Others 18% 28% OCTAPHARMA 21% CSL 25% Note: 1. Source: Grifols internal provisional data, 2016

Global leader in the plasma-derivatives sector Leadership position for three major proteins(1) 20% 8% 23% 17% Others 38% CSL CSL 16% CSL 68% OCTA 9% 16% 21% 13% share share share share 9 Investors’ & Analysts’ Meeting 2017 I Emeryville Leadership and successful pioneering track record IVIG PdFactor VIII Others GRIFOLS SHIRE 8% GRIFOLS GRIFOLS 35% Others Others 16% 35% CSL 21% GRIFOLS 23% SHIRE OCTA SHIRE 13% SHIRE #123%#168%#217%#120% Note: 1. Source: Grifols internal provisional data, 2016 Albumin Alpha-1 Antitrypsin

Leadership and successful pioneering track record

Competitively positioned across the value chain

- **Transfusion and transfusion safety**
- Hospital pharmacy
- Quality and safety of our products
- Hemophilia community
- Alzheimer's and liver diseases
- Alpha-1 deficient patients community
- Immunodeficient patients and neurological disorders
- Support of rare diseases
- Global footprint

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Pioneers in blood transfusion and blood and plasma collection

Dedicated to developing innovative healthcare products and services since 1940

- **Invention of the Flebula**

The double-ended device known as the *flebula* was introduced in 1928 by José Antonio Grífols Roig. The device resolved many of the inconveniences related to blood transfusions, including poor asepsis, severe vein damage in patients and transport challenges

- **Development of Plasmapheresis**

Dr. José Antonio Grífols Lucas developed the process of plasmapheresis to obtain plasma for transfusion and fractionation. In 1951, he presented the results of his research at the 4th International Congress of Blood Transfusion. The paper was published in 1952 in the *British Medical Journal*

Today, plasmapheresis continues to be a common procedure in plasma donation centers to obtain plasma for fractionation


GRIFOLS


GRIFOLS

12 Investors' & Analysts' Meeting 2017 I Emeryville

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Pioneers in blood transfusion and blood and plasma collection Dedicated to developing innovative healthcare products and services since 1940 13 Investors’ & Analysts’ Meeting 2017 I Emeryville Pioneers in blood transfusion and blood and plasma collection Automatic Coombs centrifuge 14 Investors’ & Analysts’ Meeting 2017 I Emeryville • Development of IV Solutions and micro-hematocrit In 1951, Gri-Cel introduced the hematocrit technique in the Spanish market. The device reads the ratio of red cells in the blood in a simple step Manufacturing facilities of blood-collection bags

Leadership and successful pioneering track record Competitively positioned across the value chain 15 Investors’ & Analysts’ Meeting 2017 I Emeryville Innovation in IV fluid therapy, pharmacy compounding and medication delivery 16 Investors’ & Analysts’ Meeting 2017 I Emeryville Manufacturing facilities for parenteral solutions •Transfusion and transfusion safety •Hospital pharmacy •Quality and safety of our products •Hemophilia community •Alzheimer’s and liver diseases •Alpha-1 deficient patients community •Immunodeficient patients and neurological disorders •Support of rare diseases •Global footprint

Innovation in IV fluid therapy, pharmacy compounding and medication delivery 17 Investors’ & Analysts’ Meeting 2017 I Emeryville Innovation in IV fluid therapy, pharmacy compounding and medication delivery 18 Investors’ & Analysts’ Meeting 2017 I Emeryville • Support for the hospital pharmacy in Spain and Latin America; development of specific software to manage hospital pharmacy inventories • Unidose software • Flebobag introduction Manufacturing facilities for parenteral solutions

Innovation in IV fluid therapy, pharmacy compounding and medication delivery 19 Investors’ & Analysts’ Meeting 2017 I Emeryville Innovation in IV fluid therapy, pharmacy compounding and medication delivery 20 Investors’ & Analysts’ Meeting 2017 I Emeryville Robots for compounding in hospital pharmacy Sterile compounding. Grifill® Misterium®

Leadership and successful pioneering track record Competitively positioned across the value chain 21 Investors’ & Analysts’ Meeting 2017 I Emeryville Leading the industry in product safety and innovation A history of quality and safety fosters long-term value 22 Investors’ & Analysts’ Meeting 2017 I Emeryville Single donor cryoprecipitate Two donor fibrinogen •Transfusion and transfusion safety •Hospital pharmacy •Quality and safety of our products •Hemophilia community •Alzheimer’s and liver diseases •Alpha-1 deficient patients community •Immunodeficient patients and neurological disorders •Support of rare diseases •Global footprint

Leading the industry in product safety and innovation A history of quality and safety fosters long-term value 23 Investors’ & Analysts’ Meeting 2017 I Emeryville Leading the industry in product safety and innovation A history of quality and safety fosters long-term value 24 Investors’ & Analysts’ Meeting 2017 I Emeryville PediGri® • Grifols has offered PediGri® to healthcare professionals for more than 20 years • This unique service provides a simple yet effective means of tracing each unit of final product back through the production chain, providing additional information about the quality and safety of plasma-derived products • PediGri ® reflects the company’s beliefs in transparency and longstanding commitment to healthcare professionals • First fractionator to apply pdFVIII viral inactivation • Early adoption HCV testing (1984) • Early adoption HIV testing (1985) • FDA establishment license (1995) • Academies in Barcelona, Glendale, Indianapolis

Leadership and successful pioneering track record

Competitively positioned across the value chain

- Transfusion and transfusion safety
- Hospital pharmacy
- Quality and safety of our products
- **Hemophilia community**
- Alzheimer's and liver diseases
- Alpha-1 deficient patients community
- Immunodeficient patients and neurological disorders
- Support of rare diseases
- Global footprint

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First manufacturer of pdFVIII to apply double viral inactivation

Commitment to innovation for enhanced well-being

- Introduced in the early 1980s, Criostat® was Grifols' first concentrated clotting pdFVIII
  - 1984 Criostat® HT, a heat-treated version
  - 1989 Criostat® SD-2, with double viral inactivation: heat treatment and solvent-detergent process
- Removal of inhibitors to pdFVIII through immunotolerance regimes with pdFVIII clinical experience


GRIFOLS
CRIOSTAT SD-2
1000 U.I.
CRIOSTAT SD-2
500 U.I.
250 U.I.

26 Investors' & Analysts' Meeting 2017 I Emeryville

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Grifols participation in SIPPET Commitment to innovation for enhanced well-being 27 Investors’ & Analysts’ Meeting 2017 I Emeryville World Federation of Hemophilia donation Grifols continues to support the global hemophilia community 28 Investors’ & Analysts’ Meeting 2017 I Emeryville • Grifols will donate a minimum of 140 million international units (I.U.) of blood clotting factors to the World Federation of Hemophilia (WFH) over the next 5 years as a continuation of the company’s 3-year commitment, which began in 2014 • The renewed partnership with WFH reaffirms Grifols’ commitment to the global hemophilia community. It is the company’s most significant contribution to date to the WFH Humanitarian Aid Program • The SIPPET(1) Study (Survey of Inhibitors in Plasma-Product Exposed Toddlers) is an international multicenter clinical trial involving 42 sites and 14 countries in 5 continents, whose main objective is to evaluate the frequency of inhibitor development in previously untreated hemophilia patients, following exposure to plasma derived concentrates • The findings may shape the understanding of the condition and treatment strategies Note: 1. SIPPET Study results show that treatment with recombinant factor VIII (rFVIII) is associated with an 87% greater incidence of inhibitors than when using plasma-derived factor VIII with von Willebrand factor (pdFVIII/VWF) in previously untreated patients with severe hemophilia A

The Martín Villar Haemostasis Awards Grifols continues to support the global hemophilia community 29 Investors’ & Analysts’ Meeting 2017 I Emeryville Leadership and successful pioneering track record Competitively positioned across the value chain 30 Investors’ & Analysts’ Meeting 2017 I Emeryville •Transfusion and transfusion safety •Hospital pharmacy •Quality and safety of our products •Hemophilia community •Alzheimer’s and liver diseases •Alpha-1 deficient patients community •Immunodeficient patients and neurological disorders •Support of rare diseases •Global footprint • Grifols is committed to promoting scientific research as part of an ongoing process to enhance the health and well-being of people worldwide • The Martín Villar Haemostasis Awards aim to support scientific excellence and innovation, by engaging both physicians and scientists early in their careers who are interested in investigating hemostasis and blood coagulation disorders and promoting new insights and innovation in this area

More than 10 years of commitment with Alzheimer Leading advocates in the fight against Alzheimer's 31 Investors’ & Analysts’ Meeting 2017 I Emeryville Groundbreaking liver cirrhosis trials Exploring new indications for albumin 32 Investors’ & Analysts’ Meeting 2017 I Emeryville • APACHE Phase III study on acute-on-chronic liver failure (ACLF) based on albumin detoxification functions using Albutein® 5% • PRECIOSA Phase III study on administration of Albutein® 20% in patients with advanced cirrhosis and its impact on cardio circulatory, renal function and hepatic hemodynamics • Research strategy: • Early diagnosis • Treatment that slows its progression • Vaccination to prevent and protect • The medical study AMBAR (Alzheimer Management by Albumin Replacement) is based on the use of albumin and IVIG through hemapheresis (selective removal of certain components of blood) as a treatment for patients with mild-to-moderate Alzheimer’s disease • In 2012, Grifols acquired 51% of Araclon Biotech’s share capital • Development of a vaccine that would combat the disease in asymptomatic preclinical stages

The Albus Albumin Awards Program Driving the benefits of albumin 33 Investors’ & Analysts’ Meeting 2017 I Emeryville Leadership and successful pioneering track record Competitively positioned across the value chain 34 Investors’ & Analysts’ Meeting 2017 I Emeryville •Transfusion and transfusion safety •Hospital pharmacy •Quality and safety of our products •Hemophilia community •Alzheimer’s and liver diseases •Alpha-1 deficient patients community •Immunodeficient patients and neurological disorders •Support of rare diseases •Global footprint • The Albus program seeks to foster the creation of a scientific network and spread the knowledge of use of albumin as a therapeutic alternative • The program is further testament of Grifols’ commitment to innovation in this field

The isolation and purification of alpha-1 antitrypsin and its therapeutic administration began in the 1980s 35 Investors’ & Analysts’ Meeting 2017 I Emeryville Alpha-1 antitrypsin deficiency Grifols is leading the industry in treating alpha-1 deficiency 36 Investors’ & Analysts’ Meeting 2017 I Emeryville Grifols is global leader in alpha-1 antitrypsin. The most common symptoms of alpha-1 antitrypsin deficiency (AATD) relate to gradual loss of lung function. An estimate 1 in every 2,500 patients suffers from AATD, 95% of which are undiagnosed Grifols continuously invests in research and technology in order to: • Expand awareness of AAT deficiency • Increase product supply • Enhance safety • Offer innovative products and delivery techniques • 1987: license for replacement therapy to treat severe congenital deficiency and impaired lung function • 1988: launch in the U.S. and licensed in Canada and Germany • 1992: license in Spain • 2009: Talecris Biotherapeutics receives approval for Prolastin®-C, a more concentrated version • 2011: Grifols acquires Talecris Biotherapeutics

International Alpha-1 Patient Congress, April 11-13, 2013 Grifols is leading the industry in treating alpha-1 deficiency 37 Investors’ & Analysts’ Meeting 2017 I Emeryville The ALTA Alpha-1 Antitrypsin Laurell's Training Award Driving the benefits of alpha-1 deficiency 38 Investors’ & Analysts’ Meeting 2017 I Emeryville • The ALTA award strives to identify and engage researchers, both physicians and scientists, who are early in their careers and have a keen interest in researching alpha-1 antitrypsin deficiency • The award also aims to reinforce collaborations among scientists and clinicians working in the field of alpha-1 antitrypsin deficiency • On April 11, 2013 Grifols hosted the Alpha-1 Patient Congress to commemorate the 50th anniversary of the discovery of alpha-1 antitrypsin deficiency • More than 200 delegates, including clinicians, researchers, educators, advocates, patients and Grifols representatives, participated in a special event held at the Sant Cugat Auditorium • Delegates from over 20 countries attended the event. The congress was highly successful, achieving its overriding goal of increasing awareness about alpha-1 antitrypsin deficiency and gathering researchers and patients to work together toward a cure

Leadership and successful pioneering track record Competitively positioned across the value chain 39 Investors’ & Analysts’ Meeting 2017 I Emeryville The SPIN Scientific Progress Immunoglobulins in Neurology Proven commitment to address neurological diseases 40 Investors’ & Analysts’ Meeting 2017 I Emeryville • The SPIN Award Program was launched in 2008 to support research on the use of immunoglobulins in neurology • Grifols considers the program a tangible contribution to improve the standards of care and outcomes for patients with neurological conditions • Objectives: • Develop novel concepts in immunoglobulin research in the field of neurology • Encourage the discovery of beneficial immunoglobulin applications for neurologic disorders • Promote research of novel therapeutic options for patients with neurologic conditions •Transfusion and transfusion safety •Hospital pharmacy •Quality and safety of our products •Hemophilia community •Alzheimer’s and liver diseases •Alpha-1 deficient patients community •Immunodeficient patients and neurological disorders •Support of rare diseases •Global footprint

Leadership and successful pioneering track record

Competitively positioned across the value chain

- Transfusion and transfusion safety
- Hospital pharmacy
- Quality and safety of our products
- Hemophilia community
- Alzheimer' and liver diseases
- Alpha-1 deficient patients community
- Immunodeficient patients and neurological disorders
- **Support of rare diseases**
- Global footprint

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Hemophilia

Support of rare diseases

Hemophilia A

- The most common form of hemophilia, present in about 1 in 5,000-10,000 male births
- Known as Factor VIII deficiency or classic hemophilia
- Treatment: Alphanate® and Fanhdi®

Hemophilia B

- A rare form of the disease caused by a deficiency of Factor IX which affects only 1 in every 30,000 males worldwide
- Treatment: AlphaNine® SD


GRIFOLS


GRIFOLS

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Neurological diseases

Support of rare diseases

Chronic Inflammatory Demyelinating Polyneuropathy (CIDP)

- A rare disorder of the peripheral nerves. The number of new cases per year is about 1-2 per 100,000 people. Early detection is critical to prevent long-term axonal damage
- Gamunex®-C is indicated for treatment of CIDP to improve neuromuscular disability and impairment, as well as for maintenance therapy to prevent relapse

Post-Polio Syndrome (PPS)

- Recognized as a rare disease. The U.S. FDA has granted orphan drug designation for the use of human immunoglobulin
- Immunoglobulin has shown significant and clinically meaningful results in endpoints such as pain, walking mobility and quality of life

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Alpha-1 and specialty plasma products

Support of rare diseases

- **Alpha-1 deficiency:** a genetic disorder that causes significant reduction in the blood protein alpha-1 antitrypsin causing certain enzymes to attack healthy tissues, primarily in the lungs. To replace reduced levels of this protein, physicians often prescribe an alpha-1 proteinase inhibitor
- **Hyperimmunoglobulins:** concentrated, plasma-derived immunoglobulins which provide rapid passive immunity to patients with immune systems compromised or challenged by exposure to infectious agents
- Grifols produces hyperimmunes for a variety of diseases:
  - Tetanus
  - Rabies
  - Hepatitis A&B
  - Congenital Rubella
  - RH hemolytic disease of the newborn (HDN)
  - Varicella


GRIFOLS
Tetanus
Immune
Globulin
(Human)

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The GATRA Program Research Awards

Grifols longstanding commitment to research

- Awarded annually, the GATRA Program (Grifols Scientific Awards about research on antithrombin) is designed to cultivate a scientific network and spread knowledge about antithrombin as a therapeutic product. Project proposals often relate to efficacy, mechanism of action, safety and tolerability, quality of life and pharmacoeconomics
- Evidence of Grifols' commitment to innovation, GATRA aims to:
  - Develop novel concepts on antithrombin research
  - Encourage new applications of antithrombin
  - Further investigate mechanisms of action and clinical effects in different indications
  - Establish new and long-lasting collaborations among scientists and clinicians
  - Reinforce and build the existing network between the researcher community and Grifols
  - Foster relationships with key opinion leaders across different fields


GATRA
Grifols Antithrombin
Research Awards

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Leadership and successful pioneering track record

Competitively positioned across the value chain

- Transfusion and transfusion safety
- Hospital pharmacy
- Quality and safety of our products
- Hemophilia community
- Alzheimer's and liver diseases
- Alpha-1 deficient patients community
- Immunodeficient patients and neurological disorders
- Support of rare diseases
- **Global footprint**

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First steps toward international expansion Increasing our global footprint 47 Investors’ & Analysts’ Meeting 2017 I Emeryville Latin American subsidiaries and Miami Increasing our global footprint 48 Investors’ & Analysts’ Meeting 2017 I Emeryville • Chile, established in 1990 in Santiago Among the first subsidiaries to sell nearly the entire portfolio • Argentina, established in Buenos Aires in 1991 Sells all main product lines for domestic market, as well as for Paraguay and Uruguay • Mexico, established in 1993 Also distributes to Bolivia, Ecuador, Venezuela and Central America • Miami, inaugurated in 1990 The site of our first U.S. office • Brazil, established in Curitiba in 1998 Branch in Sao Paulo • In 1983, Grifols established trade connections with China via the Green Cross Corporation, initially exporting gammaglobulin, followed by albumin China was Grifols’ first truly important export customer. In 1984, exports of gammaglobulin totaled approximately 2 million vials • Portugal was the company’s first foreign subsidiary. Established in Lisbon in 1988, it was our first step in a process of internationalization, offering important insights and laying the groundwork for our future global expansion

European subsidiaries/Czech Republic Fractionation Program Increasing our global footprint 49 Investors’ & Analysts’ Meeting 2017 I Emeryville Presence in Asia Increasing our global footprint 50 Investors’ & Analysts’ Meeting 2017 I Emeryville • The first office in Asia was opened in 2000 in Singapore, which serves as a springboard for entering other Southeast Asian markets. After acquiring the Alpha assets in 2003, it joined the Malaysian and Thai subsidiaries • Grifols Asia-Pacific serves 15 countries in the region • United Kingdom, based in Cambridge and established in 1979 as a subsidiary of Alpha. Early in 1990, it became a distributor of Grifols IVIG and pdFVIII • Czech Republic, Customer Fractionation Program. Grifols commenced its activities through Coyco Farma. A year later, the company won the tender from the Czech Department of Health to fractionate plasma collected in the country. In 1992, a subsidiary was established in Prague, which was also responsible for Albania, Poland and Bulgaria • Italy, established in 1993 in Pisa by Alpha, acquired by Grifols in 1997 • Germany, Grifols Deutschland progressively took over in 1997 all activities previously performed by Alpha GmbH in the German plasma protein market. At that time one of the most important in the world

U.S. entry through the acquisitions of Alpha and Talecris assets Increasing our global footprint 51 Investors’ & Analysts’ Meeting 2017 I Emeryville Direct commercial presence in 30 countries Increasing our global footprint 52 Investors’ & Analysts’ Meeting 2017 I Emeryville Grifols continues to grow by broadening our product portfolio, expanding into new markets and acquiring companies around the world that offer innovative products and technologies • In 2003, Grifols acquired the assets of Alpha Therapeutic Corporation-Mitsubishi and established corporate offices in California. From this base, the company manages plasma therapy manufacturing and oversees the U.S. sales structure for the Bioscience and Diagnostic divisions • 2011, acquisition of Talecris Biotherapeutics Inc., which made Grifols the third largest global manufacturer of plasma-derived protein therapies

Key takeaways Grifols global leadership 54 Investors’ & Analysts’ Meeting 2017 I Emeryville •Grifols is a strong and well-positioned industry growth leader •Successful track record built on sustainable strategies •Grifols’ focus on patients, advancement of treatment options and production of innovative industry solutions is delivering results •Grifols is a true global player with a worldwide presence to optimize the business •Grifols’ pioneering mindset and approach is a competitive advantage Key takeaways Grifols global leadership

Plasma procurement strategy Capacity leadership to maximize growth Eduardo Herrero Deputy President of Bioscience Industrial Group Agenda A comprehensive strategy to continue increasing plasma collection 56 Investors’ & Analysts’ Meeting 2017 I Emeryville 1. An integrated model: a solid structure for a sustainable growth 2. Plasma procurement strategy: growth and plasma cost framework 3. Integrated supply chain model: • Logistics and transportation • Testing laboratories and capabilities • Talent management • Driving efficiencies through organizational and operational improvements 4. Key takeaways

A fully integrated plasma procurement model Committed to support sustainable growth 58 Investors’ & Analysts’ Meeting 2017 I Emeryville • Grifols aims to consistently offer the safest and highest-quality plasma while delivering the best donor experience • The 7,000+ Grifols Plasma Operation (GPO) professionals contribute toward sustainable growth by: • Opening new centers, as well as expanding or remodeling existing ones • Innovating and improving processes and systems to provide an enhanced donor service • Building an efficient supply chain by managing testing labs and logistics centers • Grifols strives to ensure long-term sustainability by: • Moving toward decentralization, greater flexibility and adaptability in a dynamic environment • Generating business platforms that adapt more easily to change Grifols: A fully integrated plasma procurement model

A fully integrated plasma procurement model Plasma procurement universe Marketing centers service Testing acquisition Benefits centers 59 Investors’ & Analysts’ Meeting 2017 I Emeryville Education & training Plasma procurement strategy: Growth and plasma cost framework Sustainable growth Direct control/ Influence over critical elements Best-in-class processes Donor Donor safety compensation +225 Customer plasma Talent laboratories Freight logistics Logistics Capital Engineering & investment maintenance

Plasma procurement strategy

U.S. plasma collection growth[1]

- Plasma collection is a large, growing industry
- Since 2012, the number of centers and volume collected have increased by 45%
- In 2016, the U.S. plasma market has collected c.31.5 million liters
- The number of donor centers reached 601 by the end of 2016
- Increasing collections and recruiting qualified staff are main challenges


(Million liters)
(# of centers)
35
30
25
20
15
10
5
0
660
610
560
510
460
410
360
411
427
478
530
601
2012
2013
2014
2015
2016

Note: 1. Source: PPTA - The Plasma Protein Therapeutics Association data

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Plasma procurement strategy

Grifols plasma donor centers: presence and opportunities ahead

- Grifols is the world-leading company with 180 plasma donation centers in the U.S.
- Grifols' existing footprint outside the Western region aligns with the geographical distribution of the plasma collection market
- Grifols is expanding its presence in MO, NM, and SC
- Grifols has a much larger presence in UT, CA, South Texas, TN and IL than competitors[1]



Grifols' strong presence

Note: 1. Source: PPTA - The Plasma Protein Therapeutics Association data

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Plasma procurement strategy

Expanding our plasma capacity organically and inorganically

- 2-year acceleration plan to reach target of 225+ plasma donor centers by 2019
- Acquisition of 6 plasma centers in February 2017
- IBBI operates 25 plasma donor centers in 2017, in addition to blood centers and laboratory
- Over 100 projects through 2022 to spearhead new locations, expansions, major remodeling and relocations
- Objective of establishing operations in new regions to create clusters and attain collection efficiency
- All projects adhere to Grifols standards and comply with U.S. FDA and EMA requirements, among others

Grifols U.S. plasma centers



250
230
210
190
170
150
130
110
90
70
50
150
150
160
160
171
171
190
6
184
194
194
230
32
198
2014
2015
2016
2017FC
2018FC
2019FC
Grifols centers
Acquired from 3rd parties

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Plasma procurement strategy

Expanding our plasma capacity while working toward self-sufficiency(1)

Regular source plasma



21%
79%
16%
84%
7%
93%
4%
96%
2016
2018FC
2020FC
2022FC
Grifols collections
3rd party

Leadership on hyperimmune plasma(2)



34%
66%
32%
68%
12%
88%
11%
89%
2016
2018FC
2020FC
2022FC
Grifols collections
3rd party

Note: 1. As % of total liters of fractionated plasma
2. Anti-Hepatitis B, Anti-D, Anti-Tetanus and Anti-Rabies programs

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Plasma cost management

Continuous improvement of the entire value chain to promote cost containment

- Planned volume growth drives fixed cost leverage
- Maintain donor commitment compensation consistent with market
- Management of U.S. labor market consistent with the industry
- Process improvements and automations to further promote cost savings

Plasma cost structure



Labor
Testing
Supplies & Other variables
Support & Fixed
Logistics
Donor commitment compensation

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Logistics: integrated plasma supply chain

New plasma warehouse multi-site system drives cost reductions

- 70% throughput increase with only a 25% increase in labor
- One shared database among multiple locations (LA, Clayton and Ireland)
- Grifols U.S. centers and warehouses currently operate with centralized release
- Semi-automated plasma clearing lines
- Automated freezer, conveyors and pallet automatic retrieval systems
- Efficiencies and greater control of inventory management
- RFID[1] for crate count and maintenance
- Back-up systems to support emergency situations



Note: 1. RFID: Radio-frequency identification

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Logistics: integrated plasma supply chain

Alignment across the supply chain drives cost reductions


Infrastructure
Highly automated plasma logistics centers (7m liters global storage capacity)
Clayton 3.7m liter capacity
Los Angeles 1.5m liter capacity
Barcelona 1.0m liter capacity
Dublin 0.8m liter capacity
Dedicated trucking companies
Specialized ocean freight carriers
Processes
Geographic alignment of centers to plasma logistic warehouse
Ocean container shipments to Europe
Ocean container load maximization
50+% U.S. freight cost/l reduction since 2011
40% transit time reduction since 2016
20% ocean freight cost reduction since Q1 2017
Integrated global plasma supply chain
On-Test plasma shipments to plasma logistics centers
20% inventory reduction since 2011
50% center inventory reduction since 2011

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Logistics: integrated plasma supply chain

Inventory and logistics management drives cost reductions(1)


Inventory management
INVENTORY OPERATING TARGET (MONTHS-ON-HAND)
-20%
100.0
99.9
101.9
83.2
83.2
82.1
80.7
2011
2012
2013
2014
2015
2016
Q1 2017
CENTER INVENTORY (WEEKS-ON-HAND)
-50%
100.0
116.1
88.8
66.3
84.7
63.2
49.0
2011
2012
2013
2014
2015
2016
Q1 2017


Logistics
U.S. FREIGHT COST (COST/LITER)
-55%
100.0
72.6
71.0
58.9
57.3
47.4
44.7
2011
2012
2013
2014
2015
2016
Q1 2017

Plasma supply chain has been optimized to enable working capital reduction, operational efficiencies and cost savings

Note: 1. 2011 baseline

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Plasma cost management

Continuous improvement of the entire value chain to promote cost containment

- Planned volume growth drives fixed cost leverage
- Maintain donor commitment compensation consistent with market
- Management of U.S. labor market consistent with the industry
- Process improvements and automations to further promote cost savings

Plasma cost structure



Labor
Testing
Donor commitment compensation
Supplies & Other variables
Logistics
Support & Fixed

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Plasma testing laboratories: capabilities and efficiency

Focus on reducing costs while maintaining high operational integrity

Plasma screening and Blood HCT/P - Organ Donor Screening

- **Serology:** anti-HCV, anti-HIV1/2, HBsAg, anti-HBc, anti-CMV, anti-EBV, anti-Toxo, anti-T Cruzi
- **NAT (Grifols Diagnostic platform and back-up):** HCV, HIV, HBV, pB19, HAV, WNV, ZIKA (IND[1])
- **Immunohematology and Ancillary testing:** ABO Grouping, Rh Typing, ALT, SPE, Total Protein, RPR (Syphilis), Hyperinmune testing (Anti-Tetanus, Anti-HB, Anti-Rabies)



GRIFOLS

San Marcos, TX



Austin, TX



Memphis, TN (call option in 2019)

Note: 1. IND: Investigational New Drug Application – FDA

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Plasma testing laboratories: capabilities and efficiency Focus on reducing costs while maintaining high operational integrity 71 Investors’ & Analysts’ Meeting 2017 I Emeryville Plasma testing laboratories: capabilities and efficiency Expansion and automation provides excellent donor and product management 72 Investors’ & Analysts’ Meeting 2017 I Emeryville 120 100 80 60 40 20 0 2012 2014 2016 Note: 1. EIA: Enzyme immunoassay. NAT: Nucleic Acid Testing 2. 2012 baseline Decrease 83% in EIA/NAT combined testing turnaround time -83% EIA/NAT(1) combined testing turnaround time(1),(2) The laboratory processes are designed for controlled high volume testing: • Combined testing capacity: • Up to 17.5 million annual donations • More than 147 million reported test results • Planned expansion of the Austin, TX facility in the design phase: • Increase total laboratory size from 25,000 to 50,000 square feet • Increase testing capacity up to 20.5 million donations

Plasma cost management Continuous improvement of the entire value chain to promote cost containment compensation variables Support & Fixed 73 Investors’ & Analysts’ Meeting 2017 I Emeryville Grifols Academy of plasmapheresis: talent retention Commitment to continuous employee development 74 Investors’ & Analysts’ Meeting 2017 I Emeryville • 2016 classroom training: • 274 classes offered • 1,634 participants • 26,262 training hours • 2016 online self-study: • 15,952 courses completed • Academy campuses: • 12,000 square-foot expansion of the Glendale Academy completed in 2Q 2017 • The Indianapolis and Glendale locations have 30,000 total square feet and capacity for 350 students • Auditorium with seating for 110 • State-of-the-art audio and video systems • 6 satellite locations • Planned volume growth drives fixed cost Plasma cost structure leverage • Maintain donor commitment compensation consistent with market Labor • Management of U.S. labor market consistent with the industry Donor commitment Testing • Process improvements and automations to Supplies & Other further promote cost savings Logistics

Grifols Academy of plasmapheresis: partnerships Commitment to continuous employee development education certificates in articulation accreditation 2014 2016 and 2017 certifications education hours in preparation course & accredited 2016 enrolled in program to college credits 75 Investors’ & Analysts’ Meeting 2017 I Emeryville Regulatory inspections 2016 Grifols high standards ensure operational efficiency and sustainable growth 76 Investors’ & Analysts’ Meeting 2017 I Emeryville 100 80 60 40 20 0 2012 2013 2014 2015 2016 Note: 1. More than 90% of FDA inspections resulted in 0 observations 2. Suspension, revocation, or loss of any license or certification; Warning Letter; imposed suspension of any regulated activity, etc. 3. State environmental agencies, OSHA, ex-US/EU Agencies 4. Number of FDA inspections with “0 issues (Form-483) A proven track record: no administrative actions or other regulatory issues promote cost savings across the value chain Close to 100% of FDA inspections with “0” observations(4) Agency Inspection days(2) Admin actions(2) FDA(1) 331 0 EU 262 0 COLA/CLIA 80 0 PPTA 58 0 Other(3) 16 0 Academy awarded38 degrees awarded444 continuing90 academy classes115 employee issued in 2016agreement E-learning programs100 employees1,110 continuingUoP students convertAcademy offers 2016proctors examination

Operational improvements Driving significant productivity gains through organizational efficiency Support 24% • Procedures • Materials • Facilities • Equipment Opportunities 78 Investors’ & Analysts’ Meeting 2017 I Emeryville Process Standardization and Resource Management Improve operational performance by standardizing processes, managing production costs and implementing quality assurance best practices 20% Integrated Resource Management Active • Staff 56%production activities “The right number of people with the right skills, at the right place and at the right time” • Minimize donor wait times (30% reduction) • Increased competitive advantage • Optimize equipment turnover (16% increase) • Lower employee and donor turnover • Maximize staff utilization • Increase skill level • Increased donor & employee satisfaction • Greater competencies Driving efficiencies through organizational and operational improvements

Operational improvements Driving significant productivity gains through organizational efficiency 79 Investors’ & Analysts’ Meeting 2017 I Emeryville Operational improvements Driving significant productivity gains through organizational efficiency 80 Investors’ & Analysts’ Meeting 2017 I Emeryville Process Modeling Tool: • Emulates functionality of an operating site • Assists operations in schedule and workflow creation • Allows full simulation and proof of concept in process improvement Donor Center laboratory: • Complete model of a working center • Test bed for process improvement research and development • Full testing of new technologies before deployment Biometrics donor health history: • Self-administered questionnaires at center kiosks • Biometric donor verification • Encourages donor self-screening • Electronic donor history data retrieval • Tracks and traces responses and deferrals • Promotes safety for donors and product • Technology improves donor satisfaction and reduces labor costs • Automatic exchange of information with main systems

Operational improvements Driving significant productivity gains through organizational efficiency 81 Investors’ & Analysts’ Meeting 2017 I Emeryville Operational improvements Driving significant productivity gains through organizational efficiency 82 Investors’ & Analysts’ Meeting 2017 I Emeryville Plasma sampling machine and verification system (PBS/GSV) • 100% automation of sample to unit verification • Automated label printing per sample eliminating batch label set and potential for mislabeling • Specifically designed for the plasma operations by Grifols Engineering and Grifols IT • Removal of human error leads to superior product integrity Commitment to excellence • Automated temperature monitoring and management on freezing location • Investigation of unexpected test results with potential retesting of individual unit • Sample archive system for all collected plasma: health studies and IND • PediGri® • RFID on supply chain

Operational improvements

Driving significant productivity gains through organizational efficiency

Plasma rejected and downgraded[1]

- Decrease of c.-32.5% in unsuitable plasma post collection
- Focus on process improvement, training and education of staff and donors
- Continuous improvements by monitoring of KPIs
- Quality program in place to attain further reductions in 2017-2018



Evolution of rejected plasma(2)
-30%
100
90
80
70
60
2012
2013
2014
2015
2016

Note: 1. Plasma available for further fractionation but with some markets restrictions
2. 2012 baseline

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Operational improvements

Looking ahead: plasma productivity journey

Up to 2016	2017		
Present	*Next steps*		
Core systems identification Digital transformation Strategic Technology Office	Strategic roadmap Improved Business Process Management (BPM) tool selection Upgraded productivity metrics	Piloting Initiate plasma critical process transformation through BPM	End-to-end operations visibility



Foundation
CORE SYSTEMS IDENTIFICATION
Plan
INITIATIVES SELECTION
Pilot
PILOT SELECTED INITIATIVES
Deploy
TRANSFORM KEY CRITICAL PROCESSES
Transform
END-TO-END SYSTEM GUIDED PROCESSES

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Strategic roadmap Solid, comprehensive strategy to increase productivity: 3 core pillars donors • Comply: Plasma quality database. System traceability. Quality metrics and audit trail • Monitor: End-to-end operations visibility 85 Investors’ & Analysts’ Meeting 2017 I Emeryville Key takeaways Continuous improvement of the entire value chain to promote cost containment Donor • Recruit: CRM implementation. Collaborate with marketing on BI development campaigns • Retain: Payment system. Bonus application and reminder notification system for • Interact: Donor application development. Rewards and “Donation Rapid Pass” systems Center • Operate: Flow and donor 360 dashboards. Mobility. Queue management and resources planning • Collect: Continue to reduce donor door-to-door flow time. System-driven operations Corporate • Govern: Right information, at the right place and at the right time. BPM systems integration. Big data • Support: Enable full corporate-center interaction via Grifols collaboration tools

Key takeaways Continuous improvement of the entire value chain to promote cost containment 87 Investors’ & Analysts’ Meeting 2017 I Emeryville Investors’ & Analysts’ Meeting 2017 Emeryville (California, USA) June 7th and 8th, 2017 • Grifols strategy is built on a solid foundation of quality and safety • Grifols is committed to maintaining its leadership through a sustainable growth in plasma collection by promoting a fully integrated and balanced plasma procurement organization • Grifols is investing in new centers to accelerate our 2-year goal of reaching 225+ by 2019; innovation and operational efficiency improvements • Grifols is driving continuous improvement of the entire value chain to promote cost containment • Operational efficiency improvements include continuously upgrade our plasma centers; excellent turnaround results and flexibility in testing laboratories; achieve efficient inventory management, deliver high-impact education and training opportunities for employees; and positive medical outcomes with outstanding quality • Grifols multifaceted approach will be a competitive advantage now and in the future

Bioscience commercial strategies Maintaining strong sustainable Lafmin Morgan President of Bioscience Commercial growth Bioscience commercial strategy Strategies to deliver sustainable growth 90 Investors’ & Analysts’ Meeting 2017 I Emeryville Sustaining market leadership • Grifols Bioscience has sustained growth(1) of approximately 6% or more over the last 8 quarters • Grifols has successfully built leading market positions for the four key proteins • Grifols continues to consolidate a leading market position in the U.S., the largest market for plasma proteins Expanding total market • Grifols is spearheading efforts to expand markets through promotional activities aimed at supporting appropriate diagnosis and treatment • Grifols leads the industry in plasma research investments aimed at attaining approval for new indications and formulations of existing proteins Geographic expansion • Grifols Bioscience will continue its global expansion • In 2016, noteworthy inroads were made in Australia, France and India Note: 1. At constant currency (CC), which excludes the impact of exchange rate movements

Bioscience commercial strategy

Bioscience revenue growth[1],[2] has consistently accelerated over the last 8 quarters



9%
8%
7%
6%
5%
4%
3%
2%
3.4%
3.8%
4.0%
4.8%
6.0%
6.2%
6.5%
6.3%
8.2%
Mar-15
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
LTM vs PY

Note: 1. All data at constant currency (CC), which excludes the impact of exchange rate movements
2. Starting in 2017, a non-significant amount of Bioscience Division sales were moved to Bio Supplies Division

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Bioscience product strategy

Focused product strategies to deliver continued growth

Immunoglobulin (IG)	• Grifols is investing to grow markets by focusing efforts on diagnosis and treatment • Grifols is making investments in new indications like myasthenia gravis • Grifols is investing to expand subcutaneous immunoglobulin (SCIG) offering to include a 20% product
Albumin	• Grifols is the only company investing to expand albumin indications • Grifols has strengthened its market position in the most attractive albumin markets • Grifols will submit new albumin container for U.S. approval in 2018
Alpha-1 Antitrypsin	• Grifols continues to invest to support appropriate diagnosis and treatment • Grifols has an ongoing program to develop new indications and formulations • Grifols continues to expand geographic markets with Australian approval

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Bioscience product strategy

Focused product strategies to deliver continued growth

PdFactor VIII

- Grifols has demonstrated the benefits of pdFVIII in the hemophilia market
- Grifols is focused on market segments that will benefit from pdFVIII
- Grifols has a strong presence in key tender and emerging markets

Speciality plasma products

- Grifols leverages synergies in promoting a portfolio of hypermunes, along with tetanus and diphtheria (Td) vaccine
- Thrombate® III continues to lead the antithrombin III market
- Grifols is making progress with the Biologics License Application (BLA) and EMA submissions for its fibrin sealant product

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Grifols plasma derived products market summary

Growth fundamentals remain strong

- Grifols sustains a leading position[1] within our core business of plasma-derived therapies

	Grifols global market share	Grifols global position	Grifols U.S. market share	Grifols U.S. market position
IVIG	23%	#1	32%	#1
Alpha-1	68%	#1	64%	#1
Albumin	17%	#2	26%	#2
PdFVIII	20%	#1	54%	#1

- Per capita utilization and diagnosis are growing for IG, albumin and alpha-1
- Market growth and geographic expansion strategies continue to deliver results
- Grifols continues investing in the Bioscience Division to sustain growth

Note: 1. Grifols internal provisional data, 2016

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Plasma proteins market summary Plasma proteins market has demonstrated consistent growth 95 Investors’ & Analysts’ Meeting 2017 I Emeryville Grifols Immunoglobulin •Sustained growth continues, while opportunities to expand use remain strong •Grifols maintains a leadership position as: • #1 in 3 of the major proteins • One of the leading companies in the overall plasma-derived market •IG market continues to show strong growth across the major markets •Robust growth of albumin continues in China and other markets •Alpha-1 market growth continues in North America, Europe and other markets •New evidence of unique benefits of pdFVIII, which has both clinical and economic implications

Top 10 countries in per capita[1][2] utilization, 2012 vs. 2015

Strong momentum in IG per capita utilization

- Top markets in per capita utilization continue to grow at brisk rates
- Growth seen consistently across markets
- Aging demographics fuel IG growth
- Growth continues in 2016:
  - U.S.: +9%[3]
  - Germany: +8%[3]
  - Spain: +11%[4]
  - England: +8%[5]



250
200
150
100
50
0
AUSTRALIA
USA
CANADA
IRELAND
SWITZERLAND
FRANCE
AUSTRIA
BELGIUM
ICELAND
SWEDEN
2012
2015

Note: 1. g/1,000 inhabitants-year
2. Source: Grifols global plasma industry database per capita difference explanation adapted from MRB report
3. Source: PPTA - The Plasma Protein Therapeutics Association data
4. Source: PPTA - The Plasma Protein Therapeutics Association data and internal data
5. Source: NHS - National Health Service

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IG market shares[1]

Grifols maintains leading IG market share



IV and SCIG immunoglobulin
2%
2%
2%
4%
15%
25%
9%
21%
20%
IVIG market
4% 3% 2% 2%
9%
17%
20%
23%
20%
CSL
GRIFOLS
BAXALTA
OCTAPHARMA
KEDRION
BIOTEST
CBPO
LFB
OTHERS

Note: 1. Source: internal data, MRB and secondary official data, 2016. In value

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2016 U.S. IG market performance(1) Accelerated growth in the mid to high single digits 4% 99 Investors’ & Analysts’ Meeting 2017 I Emeryville U.S. IG market performance(1) Grifols IG share in the U.S. remains strong - Data for LTM 100 Investors’ & Analysts’ Meeting 2017 I Emeryville 40% 35% 30% 25% 20% 15% 10% 5% 0% Grifols Share LTM Note: 1. Source: PPTA (The Plasma Protein Therapeutics Association) volume data and Grifols Internal volume in kg sold 30.2% 30.4% 30.3% 30.5% 30.4% 30.2% 30.6% 30.5% 29.6% 30.6% 30.6% 29.4% 30.1% 30.2% 10% 9.5%9.2% 9% 8.4% 8% 7% 6% 5% 3% 2% 1% 0% Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Market growth vs 2015 Lineal (Market growth vs 2015) Note: 1. Source: PPTA - The Plasma Protein Therapeutics Association data 8.9% 8.5% 7.6% 6.8% 6.2% 4.9%5.3% 4.2% 3.6%

Grifols IG continues to strengthen its leadership position Gamunex®-C is the leading IG treatment in CIDP 101 Investors’ & Analysts’ Meeting 2017 I Emeryville Grifols IG continues to strengthen its leadership position Gamunex®-C grew more than other leading IVIG in PIDD(1) 102 Investors’ & Analysts’ Meeting 2017 I Emeryville 600,000 +5% 500,000 400,000 300,000 200,000 100,000 0 2015 2016 Total PIDD Ig Procedures Gamunex®-C PIDD Procedures Note: 1. Source: Lexis-Nexis, Medical claims data only; Gamunex® -C data includes GammaKed® due to shared J-code +10% • CIDP focus: accurate recognition, confirmation and treatment • Gamunex®-C is the #1 prescribed IG therapy for CIDP • First-ever CIDP fellows ambassador program • Grifols IG representatives complete the AANEM CIDP Knowledge Assessment (94% of IG representatives passed)

Grifols IG continues to strengthen its leadership position

Grifols IG growth sustained despite 10 years of SCIG[1]

- 92% of all grams in the global IG market were IV

  87% of growth in the global IG market derived from IV

- 90% of grams in the U.S. were IVIG and 10% were SCIG

  Most growth in the U.S. market was driven by IVIG

- Grifols is consolidating a long-term leadership position

  Grifols is preparing for the future launch of a 20% SCIG product

Note: 1. Source: Internal data, MRB and secondary official data, 2016

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Grifols hyperinmunes market[1]

Grifols is the market leader in the U.S. hyperimmunes market

A leading and differentiated portfolio

- Market leader in the rabies market
- GammaSTAN® is only treatment for post-exposure Hep A & measles
- HyperHepB® is the only immunoglobulin specifically designed for pediatric use
- Grifols is the only company that offers products for passive and active tetanus immunity

U.S. market for hyperimmunes


5%
7%
8%
51%
18%
11%
GRIFOLS
CSL
KEDRION
APTEVO
BIOTEST
SANOFI PASTEUR

Note: 1. Source: Internal data, 2016

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Key takeaways Grifols Immunoglobulin portfolio is the cornerstone of the division 105 Investors’ & Analysts’ Meeting 2017 I Emeryville Grifols Albumin •Grifols is the IVIG leader and continues to build on its leadership position •Grifols is investing to grow markets by focusing efforts on diagnosis and treatment •Grifols is making investments in new indications such as myasthenia gravis •Grifols continues to grow in Primary Immune Deficiency (PIDD) market •Grifols is investing to expand its SCIG offering to include a 20% treatment •Grifols is the market leader in the hyperimmunes market

Top 10 countries in per capita[(1)(2)] utilization, 2012 vs. 2015

Momentum continues in per capita utilization of albumin

- Albumin growth continues in most markets
- The world's largest market (China) is not among top 10 by per capita consumption
- New clinical data will fuel future growth
- Growth continues in 2016:

  China: +18%[(3)]
  Germany: +11%[(4)]



700
600
500
400
300
200
100
0
ITALY
BELGIUM
AUSTRIA
USA
GREECE
TAIWAN
SINGAPORE
SOUTH KOREA
AUSTRALIA
2015
2012

Note: 1. g/1,000 inhabitants-year
2. Source: Grifols global plasma industry database per capita difference explanation adapted from MRB report
3. Source: Imported official data
4. Source: PPTA - The Plasma Protein Therapeutics Association data

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Albumin market shares[(1)]

Grifols is a global leader, with solid positions in China and the U.S.



Albumin market shares
27%
23%
17%
13%
9%
4%
3%
4%
CSL
GRIFOLS
SHIRE
OCTAPHARMA
SHANDONG MIJIEER (CBP)
SHANGHAI RAAS
HUA LAN BIOLOGICALS
OTHERS



Grifols regional split(2)
8%
23%
60%
4%
5%
ASIA & PACIFIC
LATAM
MIDDLE EAST
NORTH AMERICA
EUROPE

Note: 1. Source: Grifols internal provisional data, 2016. In value
2. Grifols 2016 net revenues

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ANSWER clinical trial results presented at EASL(1) New clinical data supports future growth of albumin 109 Investors’ & Analysts’ Meeting 2017 I Emeryville China albumin market Grifols is growing faster than the market in China • Grifols sales in the country grew well above the 110 Investors’ & Analysts’ Meeting 2017 I Emeryville • China continued to achieve double-digit growth(1) +18% market(2) 250 200 150 100 50 0 2014 2015 2016 Note: 1. Source: Imported official data 2. Grifols 2016 net revenues +13%222 189 168 China imported albumin market (Tm)(1) The rate of survival was significantly higher in patients receiving human albumin plus to standard therapy, compared with those receiving standard therapy only. Treatment with human albumin reduced the risk of death by 38%. Statistically significant benefits of administering human albumin rather than standard therapy alone were demonstrated for the management of ascites, complications of cirrhosis, quality of life and hospital admissions. "The reduction in mortality observed in the albumin-treated arm of this randomised controlled study is a novel and important piece of information. Based on this data, weekly administration of albumin should be considered in patients with cirrhosis and ascites to prevent life-threatening complications," said Prof Annalisa Berzigotti, University Clinic for Visceral Surgery and Medicine, University of Berne, Switzerland, and EASL Governing Board Member. Note: 1. European Association for the Study of the Liver. Public Release: 22-Apr-2017. Highlight & bold text added for emphasis

China albumin market

In 2016 Grifols gained the #2 albumin market share[1]


Kangbao 2%
Shuanglin 2%
Guangming 2%
Shuyang 4%
Others 8%
RAAS 6%
CSL 23%
Hualan 7%
CNBG 7%
CBPO 7%
Grifols 14%
Octapharma 8%
Shire 10%

Note: 1. Source: Institutes of Food and Drug Control

CBPO: Guizhou Taibang, Shandong Taibang & Xi'an Huitian
CNBG: Rongsheng and Shanghai, Lanzhou & Wuhan Institutes
RAAS: Shanghai Raas, Zhengzhou Raas & Tonrol

Total albumin released in 2016
392.9 million grams

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China albumin market

Grifols performance surpassed China's growth rate in 2016

- In 2016, Grifols' sales grew by 32% in China, making Grifols a significant contributor to China's growth
- In 2016, Grifols gained the no. 2 position in the China albumin market, with 14% market share
- Grifols is actively pursuing further expansion strategies in the Chinese market to support the continued growth of albumin

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Key takeaways Albumin continues to be a driver of Bioscience growth 113 Investors’ & Analysts’ Meeting 2017 I Emeryville Grifols Alpha-1 Antitrypsin •Grifols is well positioned in the market •Growth driven by the U.S. and China, where Grifols is expected to grow above the market •Developing countries are expected to grow at double-digit rates in the coming years •Grifols continues to invest in albumin: •New indications: Alzheimer, cirrhosis, acute-on chronic liver failure and ALS(1) •Field promotion in key markets •New packaging: albumin in bags •Expanded manufacturing capacity •New data will reinforce albumin benefits beyond fluid management (ANSWER) Note: 1. ALS: Amyotrophic lateral sclerosis

Alpha-1 antitrypsin market shares(1) Grifols is the leader in the worldwide alpha-1 business 68% 115 Investors’ & Analysts’ Meeting 2017 I Emeryville Alpha-1 potential market Significant opportunity to increase diagnosis 350,000 116 Investors’ & Analysts’ Meeting 2017 I Emeryville # patients As many as 350,000 diagnosed COPD patients in accessible global markets may have severe alpha-1 antitrypsin deficiency as the underlying cause of COPD; however, less than 5% of these cases has been identified ~350k 300,000 250,000 200,000 150,000 100,000 50,000 0 Diagnosed COPD w/ severe Diagnosed severe AATD Treated with augmentation Treated with Grifols product AATD patients therapy Note: 1. Sources and assumptions: Grifols patients based in 1Q 2017 patient counts (last update 10 May 2017). It is assumed that Grifols holds 66% of total patients. It is assumed that two-thirds of diagnosed patients receive treatment based on market knowledge and affiliate input ~16k ~10k ~7k (5%) (66%) (66%) 8% 7%1%22%0% 16% 78% GRIFOLS CSL SHIRE KAMADA LFB LATAM NORTH AMERICA EUROPE Note: 1. Source: Grifols internal provisional data, 2016. In value 2. Grifols 2016 net revenues Grifols regional split(2) Alpha-1 market shares

Grifols is the clear leader in alpha-1 On-going commitment to patient diagnosis and differentiation of Prolastin®-C 117 Investors’ & Analysts’ Meeting 2017 I Emeryville Grifols is the clear leader in alpha-1 Strengthening alpha-1 leadership 118 Investors’ & Analysts’ Meeting 2017 I Emeryville What about the competition? Thanks to a unique business model and excellent execution, Grifols continues to strengthen its alpha-1 business, including markets with new competitors like Germany, Spain and Italy • Continued commitment of Grifols alpha-1 national testing program, with more than 500,000 patients tested • Patient management put at HCP’s fingertips through diagnosis and treatment portals, providing HCP access to secure patient-level information and electronic prescribing MyAlphaKit.com and MyProlastinDirect.com • Comprehensive patient support every step of the way with the assist program: first promotional co-pay program

Key takeaways Alpha-1 extends contribution to balance the liter 119 Investors’ & Analysts’ Meeting 2017 I Emeryville Grifols pdFVIII •Grifols continues to build on its leadership position in the alpha-1 market, with 68%(1) global share which is increasing revenue efficiency per liter •Significant opportunities worldwide in alpha-1 patient identification and treatment, with new and underdeveloped markets a core part of our growth strategy •Our model of driving patient identification through dedicated pulmonary teams and disease management for alpha-1 patients has proven successful in North America, Germany, Canada and Spain. We plan to implement this strategy in new markets Note: 1. Source: Grifols internal provisional data, 2016. In value

PdFVIII market shares[(1)]

Grifols holds leading pdFVIII market position

PdFVIII market shares



3%
12%
16%
8%
20%
12%
13%
16%
CSL
GRIFOLS
SHIRE
OCTAPHARMA
KEDRION
BIOTEST
LFB
OTHERS

Grifols regional split[(2)]



3%
7%
23%
14%
53%
AFRICA
ASIA & PACIFIC
LATAM
NORTH AMERICA
EUROPE

Note: 1. Source: Grifols internal provisional data, 2016. In value
2. Grifols 2016 net revenues
HA market, VWD not included

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SIPPET study results

Greater opportunities for pdFVIII therapies

SIPPET awareness campaign:

- Published in May 2016, SIPPET results are considered scientifically compelling:
  - Major hemophilia organizations have opened the door to treat PUPs with pdFVIII/VWF
  - More than 35 articles have cited SIPPET results and its implications
  - SIPPET study has spotlighted pdFVIII as a valid treatment option
- SIPPET study has created a halo effect for Grifols' pdFVIII beyond PUPs



87% higher rate of inhibitor development for rFVIII than pdFVIII/VWF

122 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

SIPPET study results Leading organizations have modified their recommendations 123 Investors’ & Analysts’ Meeting 2017 I Emeryville SIPPET study results Clinical and regulatory views in Europe continue to evolve 124 Investors’ & Analysts’ Meeting 2017 I Emeryville SIPPET statements released shortly after publication of findings

SIPPET study results Clinical and regulatory views in Europe continue to evolve 125 Investors’ & Analysts’ Meeting 2017 I Emeryville Key takeaways Grifols pdFVIII represents significant opportunities ahead 126 Investors’ & Analysts’ Meeting 2017 I Emeryville •Grifols maintains a leading position in the pdFVIII market with 20%(1) global share and volume increase above the market •In the U.S., Grifols pdFVIII is growing faster than the market thanks to the diffusion of positive results regarding the use of natural FVIII/VWF complex to treat patients who developed inhibitors •SIPPET results have been considered scientifically compelling and put pdFVIII back in the conversation as a treatment option •SIPPET study has created a halo effect for Grifols pdFVIII beyond previously untreated patients (PUPs), with 2017 promotional campaign building on 2016 momentum •Emerging countries are a relevant growth source as their budget allocations for healthcare resources increase Note: 1. Source: Grifols internal provisional data, 2016

Key Bioscience takeaways Commercial leadership will continue to deliver sustainable growth 128 Investors’ & Analysts’ Meeting 2017 I Emeryville Sustaining market leadership • Grifols Bioscience has sustained growth(1) of approximately 6% or more over the last 8 quarters • Grifols has successfully built leading market positions for the four key proteins • Grifols continues to consolidate a leading market position in the U.S., the largest market for plasma proteins Expanding total market • Grifols is spearheading efforts to expand markets through promotional activities aimed at supporting appropriate diagnosis and treatment • Grifols leads the industry in plasma research investments aimed at attaining approval for new indications and formulations of existing proteins Geographic expansion • Grifols Bioscience will continue its global expansion • In 2016, noteworthy inroads were made in Australia, France and India Note: 1. At constant currency (CC), which excludes the impact f exchange rate movements Key Bioscience takeaways Commercial leadership will continue to deliver sustainable growth

Bioscience Capacity Expansion Plan Solid headway to keep pace with growing demand Daniel Fleta Grifols Engineering Managing Director Plasma procurement Expanding plasma collection capacity

Plasma procurement

Expanding collection capacity to meet growing demand

Grifols U.S. plasma donor centers



CAGR: +8.9%
250
225
200
175
150
125
100
150
160
171
190
194
230
150
160
171
184
6
194
198
32
2014
2015
2016
2017FC
2018FC
2019FC
Grifols centers
Acquired from 3rd parties

Grifols U.S. plasma donor center projects



25
20
15
10
5
0
10
8
14
8
13
7
4
6
4
8
2015
2016
2017FC
2018FC
2019FC
New Centers
Relocations/Expansions/Remodelations

131 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Plasma procurement

Expanding collection capacity to meet growing demand

Capital allocation 2016-2020



5 years plasma procurement expansion plan
300
540
145
35
180
Plasma procurement
Bioscience manufacturing
Diagnostic
Hospital
Commercial & Corporate

Plasma procurement investment 2016-2017



2016 (100%)
2017 (104%)
New Centers (75%)
Reloc/ Expans (25%)
New Centers (80%)
Reloc/ Expans (20%)

132 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Plasma fractionation
Increasing global capacity up to 19m liter/year

GRIFOLS

Plasma fractionation

Investment in new capacity to address growing demand

Grifols fractionation growth(1)



CAGR: +8.1%
20
15
10
5
0
8.0
13.9
19.0
3.7
2.2
2.1
7.2
2.4
4.3
11.8
2.4
4.8
2011
2016
2022FC
Barcelona
LA
Clayton

Grifols fractionation capacity by site in 2022(1)



2.4
4.8
11.8
5.9
5.9
NFF
NFB
New fractionation building - NFB

Note: 1. In million plasma liters/year

134 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

New Fractionation Building (NFB) project at Clayton (NC)

Engineered for maximum efficiency and flexibility



- Fractionation capacity: **5.9m liter plasma/year**
- CAPEX: USD90m
- **Two parallel** plasma pooling and fractionation lines will enable greater production flexibility






Interiors constr.
Validation
2017
2018
2019
2020
2021
2022
Shell construction
Start-up
Approval

135 Investors' & Analysts' Meeting 2017 I Emeryville
GRIFOLS

New Fractionation Building (NFB) project at Clayton (NC)

Engineered for maximum efficiency and flexibility



2nd level:

- 36 vessels in 2 parallel lines
- 2 Plasma pooling Automatic Bottle Opener ABO_8

1st level:

- Separation equipment in 2 parallel lines
- Plasma, pastes and RM shipping and receiving

120,000 square feet in 2 manufacturing levels

136 Investors' & Analysts' Meeting 2017 I Emeryville
GRIFOLS

Automatic plasma Bottle Opener (ABO6) Enhancing plasma-pooling efficiency and enabling full real-time traceability 137 Investors’ & Analysts’ Meeting 2017 I Emeryville Automatic plasma Bottle Opener (ABO6) Closing the plasma pooling automation loop 138 Investors’ & Analysts’ Meeting 2017 I Emeryville ABO 6 Current manual loading New automatic bottles handling 50% increased output and productivity Full automatic bottle handling from the freezer to the thawing vessel 100% bottles RFID check

Automatic plasma Bottle Opener (ABO6) Twin robots to double productivity 139 Investors’ & Analysts’ Meeting 2017 I Emeryville Protein purification and Fill-Finish Balanced growth to bolster fractionation expansion ABO bottle discharge

New IG purification and filling facility at Clayton

First-in-class facility for the next generation of IGs



- **World's first sterile filling facility for IGs in flexible containers**
- Purification and Filling Plant for **6m eqLplasma/year IG**
  - Subcutaneous
  - Intravenous
  - Intramuscular
- CAPEX: USD120m



Interiors constr.
Validation
2017
2018
2019
2020
2021
2022
Shell construction
Start-up
Approval

141 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

New IG purification and filling facility at Clayton

First-in-class facility for the next generation of IGs

3rd level:

- IG buffer preparation area

2nd level:

- IG purification areas

1st level:

- Aseptic filling & FD operations
- Pastes, RM and finished products shipping and receiving







- 150,000 square feet on 3 levels
- Provides aseptic operations **flexibility** to the Clayton site

142 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

New albumin purification and filling facility in Dublin

State-of-the-art facility for global supply of the albumin in a flexible container



- Purification and Filling Plant for **6m eqLplasma/year of albumin**
- CAPEX: USD85m
- 4 sterile filling lines for albumin in bags. Implementation of **online continuous process,** from bag forming to pasteurization, **to enhance production efficiency**




Interiors constr.
Validation
2017
2018
2019
2020
2021
Shell construction
Start-up
Approval

143 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

New albumin purification and filling facility in Dublin

State-of-the-art facility for global supply of the albumin in a flexible container

3rd level:
- QC laboratory
- Office space

2nd level:
- Albumin purification areas
- Pasteurizers

1st level:
- Aseptic filling operations
- Pastes, RM and finished products shipping and receiving
- *Quarantine*



215,000 square feet on 3 levels

144 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Alpha-1 purification and filling facility in Barcelona

New plant ready to provide continued support of alpha-1 contribution



- Purification and Filling Plant for **4.3m eqLplasma/year of Prolastin®-C**
- New Formulation for **Prolastin®-C Liquid** presentation
- GSF® proprietary technology used for aseptic filling operations
- CAPEX: USD65m
- 80,000 square feet on 3 levels


Inter. constr.
Validation
CL exec
2014
2015
2016
2017
2018
Shell cons.
Start-up
Approv

145 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Alpha-1 purification and filling facility in Barcelona

New plant ready to provide continued support of alpha-1 contribution

Purification area









146 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Alpha-1 purification and filling facility in Barcelona

New plant ready to provide continued support of alpha-1 contribution

Aseptic processing area









147 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Immunoglobulin 2nd purification train in Los Angeles

Leveraging capabilities for maximum efficiency



- Expand the purification plant **from 2.6 to 5.1m eqL plasma/year for Gamunex®**
- CAPEX: USD10m
- 2nd Gamunex® purification train
- Provides **expansion** and **flexibility** both for Los Angeles and Clayton Gamunex® existing purification plants


Procurement LL items
Validation
CL exec
2015
2016
2017
2018
Installation
Approv

148 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Immunoglobulin 2nd purification train in Los Angeles

Leveraging capabilities for maximum efficiency

Purification area



149 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

New flexible container aseptic filling line in Los Angeles

Broadening the portfolio with unique technology



- Sterile filling of albumin 5%, 20% and 25%
- Flexible container volume range: 50, 100, 250 and 500 mL
- Groundbreaking design for the sterile filling of bags for biological products leveraging 30+ years experience with the Grifols Sterile Filling GSF® Technology


Inst
Validation
CL exec
2016
2017
2018
Start-up
Approval

150 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

New flexible container aseptic filling line in Los Angeles Broadening the portfolio with unique technology 151 Investors’ & Analysts’ Meeting 2017 I Emeryville Capital expenditures benchmarking(1) across the industry Competitively advantaged in capital investment 1,600 152 Investors’ & Analysts’ Meeting 2017 I Emeryville Project cost benchmark (USD/square feet) -44% 1,400 1,200 1,000 800 600 400 200 0 Biologicals Fill&Finish R&D /Labs Grifols Note: 1. Source data: Facility of the Year Awards (2007-2016). ISPE Pharmaceutical Engineering 1,430 ,380 830 800 Sector Global average regular project costs (USD/square feet) Biologicals Mfg. 1,430 Fill & Finish 1,380 R&D / Labs 830 Grifols 800

Key takeaways Capital expenditure discipline focused on creating value 154 Investors’ & Analysts’ Meeting 2017 I Emeryville •Bioscience capacity expansion plan on track and outperforming plans •The capacity expansion plan and the investments execution strategy follow Grifols holistic approach for plasma fractionation •Proven advantage in project management; industry-leading capital efficiency •The new facilities expands current capacity while offering additional operations flexibility •Unique innovation forms the cornerstone of the design of the new facilities, devised to develop new products and optimize processes to enhance efficiency and product safety •Grifols capital investments costs for facilities are significantly below the average pharmaceutical industry Key takeaways Capital expenditure discipline focused on creating value

Investors’ & Analysts’ Meeting 2017 Emeryville (California, USA) June 7th and 8th, 2017 Hospital Expansion through integrated solutions Peter Allen President of Hospital Commercial

157 Investors’ & Analysts’ Meeting 2017 I Emeryville Last year we said... Sustain mid-single digit growth in OUS markets while accelerating growth in U.S. through organic and acquisition strategies

Grifols maintains a strong position and reputation in Spain

Strong legacy business - Spain

- Broad portfolio:
  - IV therapy base
  - Medical devices
  - Pharmatech
  - Clinical nutrition
- Advanced hospital pharmacies
- Good "backyard" customer base; learning, trialing
- Manufacturing and engineering advantages






159 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Grifols poised for penetration in U.S. market

U.S. market drivers align with Grifols strengths

- Novel Pharmatech portfolio - alignment of trends
  - Regulatory **specific**
  - Personalized medicine **individualized**
  - Accountability care organization **outcomes**

  → automation; process and compliance
- Opportunity for end to end compounding portfolio: control, efficiency, data



Compliant sterile cleanrooms



Secure high density inventory mgmt



IV workflow management system



Gri-Fill® sterile compounder



Kiro® Oncology



Sterile disposables

160 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Strategic considerations inform future; U.S. focus Methodical pursuit of a successful strategy 161 Investors’ & Analysts’ Meeting 2017 I Emeryville This year we now know… • Current market position • Spain • United States • ROW/LATAM • Customer/Technology advising the future • Gap assessment • Revised strategy - emphasis on U.S. market

Base business poised to match mid-single digit market growth

Iberia and LATAM are 90% of sales revenue; product mix

- **Execute on EBIT- improving growth strategies**
  - Revitalize Nutrition portfolio sales
  - Gain new Medical devices distribution
  - Optimize IV therapy and Pharmatech markets
- **Implement plant utilization tactics**
  - Increase volume
  - Leverage plant footprints for optimal utilization


GRIFOLS
KIRO
GRIFOLS

163 Investors' & Analysts' Meeting 2017 I Emeryville

Pharmatech portfolio with software addition underpins growth

Strategy poised to meet growing market needs and future demands

- **Pharmacy market trends** worldwide will demand changes in technology and information
- Current solutions are inadequate; current providers are beholden to **legacy technology**
- OUS markets strapped for **access to capital**
- Distinguishing Grifols devices through **smart integration** (non-capital intensive)
- **Expand** from cleanroom centric to pharmacy operations and adjacencies
- Design systems for **OUS market**


U.S. drug expenditures in non-federal hospital increasing substantially(1)
(USDbn)
+22%
40
35
30
25
20
15
10
5
0
30.4
33.6
37.0
2014
2015
2016

Note: 1. Source: American Journal of Health-System Pharmacy

164 Investors' & Analysts' Meeting 2017 I Emeryville

Industry drivers impacting hospital & compounding pharmacies

Global pharmacy market trends will continue to demand changes in tech. & info

Cost management pressures / Economic advantages
- Consolidation
- Technology leverage
- Evolving decision-maker and consumer demographics
- Accountability care

Regulatory / Safety – Intensifying
- Personalized medicine
- Regulation authorities expanding

Data Ecosystem
- Inter-connectivity
- Outcomes data justifying costs (drugs!)
- Controls

165 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Clear path to strengthening portfolio for growth

A robust strategy dynamically positions the division

Enhance current portfolio
- Kiro device and implementation improvements
- Pharmatech integration to software platform
- Launch new nutrition products and expand markets
- Enhance profit models with services

Expanding into systems
- Design platform to meet current and future market needs
- Expand sales capabilities with dedicated force
- Establish service and support infrastructure

Optimize LVP[1] business
- Organize manufacturing for optimal production
- Rationalize portfolio for strategic and production benefit
- Secure Bioscience advantages through business continuity access

Note: 1. LVP: Large volume parenterals

166 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Just gained U.S. IV solution market access

An attractive and immediate growth opportunity


Biomat USA
GRIFOLS

- FDA approved Grifols manufactured saline for export to U.S.
- Establishing self-sufficiency for Grifols Plasma Operations
- Engaging distribution channel for U.S. market (excluding GPO)
- Optimizing plant capacity
- Evaluating additional export opportunities



167 Investors' & Analysts' Meeting 2017 I Emeryville

Plan strengthens division and sets up escalating growth

Building a financial track record

"Today"

2016 Year-end division segmentation


Medical
Contract Manu.
IV Therapy
Nutrition
Pharma-tech

Near Term Milestones:

Portfolio improvements with software commercialization that increases U.S. market opportunity to USD950m (from USD600m)

"Tomorrow"

Future division segmentation


IV Therapy
Medical
Contract Manu.
Nutrition
Pharma-tech

Mid- to Long-Term Milestones:

Breakeven EBIT with targeted positive EBIT growth over 5 years

168 Investors' & Analysts' Meeting 2017 I Emeryville

Key takeaways Strategy poised to meet growing market needs and future demands 170 Investors’ & Analysts’ Meeting 2017 I Emeryville •Leverage saline approval to successfully enter into the U.S. market •Iberia and LATAM leverage portfolio strengths for mid-single digit growth •Expand our systems capabilities to underpin smart device benefits •Build / acquire software infrastructure for support and service •Reconfigure all device software for thorough integration •Optimize LVP manufacturing and logistics for Bioscience continuity benefits •The Hospital Division is well positioned to regain growth and profitability Key takeaways Strategy poised to meet growing market needs and future demands

Diagnostic Driving profitable growth Carsten Schroeder President of Diagnostic Commercial The global leader in transfusion medicine Building a Specialty Diagnostics portfolio SPAIN DIAGNOSTIC HEADQUARTERS (Commercial) & REGIONAL OFFICE DX MANUFACTURING Victoria Emeryville, CA Bilbao 172 Investors’ & Analysts’ Meeting 2017 I Emeryville The Diagnostic Division is a global organization SWITZERLAND DX MANUFACTURING Düdingen CHINA REGIONAL OFFICE Hong Kong UNITED STATES HEADQUARTERS DIAGNOSTIC Emeryville, CA (Manufacturing and R&D) DX MANUFACTURING Barcelona AUSTRALIA and R&D DX MANUFACTURING At a glance: San Diego, CA Barcelona Murcia 1,450+ full-time employees supporting Diagnostic success Integrated from assay/instrumentation development through commercialization FDA, GMP and CE licenses

With a clear mandate…

Build a global diagnostics company
focused on select, high-value markets,
providing innovative solutions
to ensure the safety of the blood and plasma supply,
detect human diseases and monitor therapies

173 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Our product portfolio spans the healthcare continuum

We serve blood banks, hospital-based transfusion services and plasma

SCREENING			DIAGNOSIS	PROGNOSIS	MONITORING
TRANSFUSION MEDICINE (TM)			SPECIALTY DIAGNOSTICS (SDx)		TM & SDx
Collection Offers safe, efficient & high quality collection and processing of donor blood	**Detection** Provides high, sensitive & automated tests to detect infectious diseases	**Typing** Determines blood type compatibility between donor & patient; characterizes blood	**Early detection** Ensures detection at the onset	**Likely outcome** Predicts likely outcome enabling better care pathways	**Effective treatment** Monitors patients ensuring effective therapies & outcomes
BLOOD COLLECTION SYSTEMS	DONOR SCREENING & IMMUNOASSAYS	BLOOD TYPING SOLUTIONS	INFECTIOUS DISEASES, AUTOIMMUNITY	HEMOSTASIS, AUTOIMMUNITY	BLOOD COLLECTION SYSTEMS, PROMONITOR


Procleix NAT Solutions
Ortho Clinical Diagnostics
BLOODchip
Systems
AESKU.DIAGNOSTICS
PROmonitor

174 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Diagnostic had EUR 664m in net revenues in 2016

Donor screening, immunoassays and immunohematology are our core businesses

2016 Diagnostic revenue	2016 sales by product line	2016 sales by region
664 -3.9% (cc) vs 2015		

BCS
SDx
BTS
IA
DS

LATAM
APAC
IA
EMEA
NA

Transfusion medicine is ~95% of our business

Note: DS = Donor Screening; BTS = Blood Typing Solutions; BCS = Blood Collection Systems
SDx = Specialty Diagnostics; IA = Immunoassays (not assigned to regions)
NA = North America; EMEA = Europe, Middle East and Africa; APAC = Asia-Pacific; LATAM = Latin America

175 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Diagnostic had EUR 171m in sales in 1Q 2017

Delivered a growth of 3.3% vs. 1Q 2016

1Q 2017 Diagnostic revenue	1Q 2017 sales by product line	1Q 2017 sales by region
171 +3.3% (cc) vs 1Q 2016		

BCS
SDx
BTS
IA
DS

LATAM
APAC
IA
EMEA
NA

Our sales are well balanced geographically

176 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Global manufacturing footprint to serve worldwide customers

We continue to expand our production capacity to enable growth

EMERYVILLE California - USA	Manufacture of antigens for diagnostic tests Expansion: Project Horizon
SAN DIEGO California - USA	Production of Procleix® NAT tests Acquired from Hologic
CURITIBA Brazil	New factory for production of blood collection systems
PARETS DEL VALLES Barcelona - Spain	Instruments and IVD reagents for immunohematology, autoimmunity and hemostasis
DÜDINGEN Switzerland	Production of tests for the rapid identification of blood type (MDmulticard®), gel-technology test cards (DG GEL®) and reagent RBC
MELBOURNE Australia	Production of gel-technology test cards (DG GEL®) and red blood cells
DERIO Vizcaya - Spain	Design and manufacture of molecular biology tests and immunoassays
MURCIA Spain	Production of intravenous serums in flexible packaging and blood collection systems

EMERYVILLE
California - USA



CURITIBA
Brazil



SAN DIEGO
California - USA



177 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Donor screening
Committed to the blood safety and plasma supply

GRIFOLS

Acquisition of NAT blood donor screening unit

Strengthening our leading position in transfusion medicine

STRATEGIC RATIONALE	• Providing Grifols Diagnostic with control over the NAT business • Solidify our position in the diagnostic market as a leader in Transfusion Safety
MANUFACTURING FACILITY	• 94,000 square feet CBER and ISO certified in San Diego
PEOPLE	• ~175 positions now fully integrated into Grifols Diagnostic • Expertise in assay development and manufacturing, quality assurance and regulatory affairs
ASSAY DEVELOPMENT	• Full control of the NAT development and manufacturing processes • Provide flexibility to prioritize projects (i.e. Babesia and Arboplex) and quickly meet customer needs

PRE-ACQUISITION

Revenue share agreement (until 2025)

HOLOGIC	GRIFOLS
• Assay development • Assay manufacturing • Instrument development	• Distribution • Sales & Marketing • Service

POST-ACQUISITION & INTEGRATION

HOLOGIC	GRIFOLS
• Instrument co-development	• Assay development • Assay manufacturing • Distribution • Sales & Marketing • Service

179 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

The global leader in NAT blood donor screening

Despite market challenges there is potential for growth


Global market split
(~94 million donations(1))
76%
Global share of adopted
(~71 million donations)
55%
United States
(~13 million donations)
82%
Rest of the world
(~58 million donations)
47%
Adopted
Unadopted
Grifols
Roche
Others

Future Growth Drivers

- Geographic expansion into non-adopted countries
- Plasma fractionators (in addition to Grifols) will be addressed with new Procleix Ultrio Elite & Panther in large pool sizes
- Emerging pathogens: Zika and Babesia

Market Challenges

- Declining number of blood donations in developed countries due to blood management programs

Note: Source: Q1 2017 Internal Data. It does not include plasma collection

180 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

NAT Plasma donor screening represents a growth opportunity

Panther® in large pool sizes submitted to FDA for approval

NAT Plasma Testing Market = USD150m

Share of tested liters of plasma



18%
Grifols
CSL
Shire
Octapharma
Kedrion
Biotest
Others

Note: Source: International directory of plasma fractionators 2016 Market Research Bureau report

Market Outlook

- "Big 6" commercial fractionators represent ~75% of the source plasma market
- Plasma fractionation (and plasma testing) market is expected to continue to grow, driven by an increase in global demand for plasma therapeutics
- Due to whole blood volume contraction in the U.S. and E.U., blood banks are looking to enter the recovered plasma testing market
- APAC is the fastest growing region in the plasma industry and represents an area of growth

181 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Grifols delivered in response to the 2016 Zika outbreak

Recently started screening for Babesia under IND in the U.S.



ZIKA OUTBREAK
WHO declared global public health emergency
ZIKA IND SUBMISSION
FDA APPROVED ZIKA IND
4 WEEK FDA MANDATE
for high risk areas
ZIKA CE LAUNCH
FDA APPROVED BABESIA IND
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
2016
2017
ARC RUO
Study kits
NATM 1.1
IUO release
IND GO-LIVE
ARC & CTS
12 WEEKS FDA MANDATE
for all U.S. IDT

World map of areas with risk of Zika[1]



Note: 1. Source: www.cdc.gov

Outcome of Zika IND

- Use of Procleix® Zika assay
- In U.S., 67 Panther® systems installed at 15 locations
- +100 operators trained
- Evaluation and routine testing in Singapore, New Zealand, Malaysia and France

Babesia IND in the US

- Use of Procleix® Babesia assay on the fully automated Procleix® Panther® system
- Use in selected blood banks and donor centers
- Further increase safety of blood supply

182 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Automation will further support our NAT portfolio

Strengthening our NAT portfolio

1 Next Gen Middleware

Streamline customer operations with dashboards, flexibility and streamlined data. Modular, flexible middleware to enhance laboratory operational efficiency


GRIFOLS


Control Commands
Physical Connection



2 Panther® AR

Panthers share data on tests and reagents for efficiency; Dashboard display

3 Panther® AR Track-compatible

Modifications to Panther to enable connectivity to a track tube transport system

4 Panther® AR Workcell

I/O Module and Track system that routes sample tubes for testing

183 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Immunoassays
Worldwide market leader in hep/retro

GRIFOLS

Leader in antigen supply for immunoassays Worldwide market leader in hep/retro immunoassays antigens 185 Investors’ & Analysts’ Meeting 2017 I Emeryville Immunohematology Fastest growing player in blood typing solutions Grifols supplies HCV / HIV antigens to top immunoassay manufacturers covering more than 80% of the immunoassay market Main Grifols customers: Immunoassay market value = USD1.0bn(1) Future Growth Drivers • New HIV Combo for OCD’s VITROS platform • Expand customer base for antigens • Expand portfolio of antigens Note: Source: In Vitro Diagnostic Market Segment Review 2013-2014 and 2019 Forecast Ad hoc report from Boston Biomedical Consultants, Inc., 2015 and internal estimations 1. It includes whole blood and source plasma Profit share agreement (until 2039) • HCV & HIV patents• Assay development & • Antigen research,manufacturing manufacturing &• Instrument development & supplymanufacturing • Assay research• Product supportcommercialization

Grifols is the fastest growing player in Immunohematology We continue to drive double-digit growth 187 Investors’ & Analysts’ Meeting 2017 I Emeryville U.S. IH - Over 100 customer sites under contract Our investments in sales, marketing and service are paying off 188 Investors’ & Analysts’ Meeting 2017 I Emeryville Grifols IH revenues geographic split: 2% EMEA LATAM APAC North America Key facts about U.S. IH growth: • 58 new customers in 2016 • 33 new Erytras placed Doubled the number of customers in 2016 2016 NEW SITES PRIOR SITES Immunohematology market value = USD1.0bn 10% GRIFOLS OCD IMMUCOR BIORAD OTHER 2016 IH Sales > EUR 100m Penetration in the U.S. market will continue to drive mid-term growth Note: Source: Worldwide Blood Typing Product Market Analysis, Intelab Corporation, May 2015; Grifols sales data Market Share Market Growth 15% 10% 5% 0% -5% 0% 10% 20% 30% 40% Source: Q4 2016 Internal Data Other -Rad Bio Danaher OCD Immucor

A complete portfolio of instruments, gel cards, RBC and reagents Continuously improving our competitive portfolio of products 189 Investors’ & Analysts’ Meeting 2017 I Emeryville Erytra® Eflexis® being launched in CE-marked countries Fully automated, flexible, mid-sized analyzer 190 Investors’ & Analysts’ Meeting 2017 I Emeryville Automation / LEAN level (%) The Erytra® Eflexis® performs pre-transfusion compatibility testing using DG Gel® technology with a smart and compact design offering intuitive operations Upcoming portfolio updates: • New version of Erytra® software with improved features • New middleware solutions worldwide • New reagent blood cells and antisera to support U.S. expansion 100 80 ® Eflexis® Erytra 60 40 Wadiana® 20 Manual 0 0 10,000 20,000 30,000 40,000 50,000 S M L XL Lab size (samples / year) ANTISERA Manual Semi-Automated Automated RED BLOOD CELLS & GEL CARDS INSTRUMENTS

Completing our portfolio of BLOODChip® ID products

FDA approval of ID CORE XT expected by 4Q 2017

BLOODchip ID

An effective and innovative solution for the genetic identification of red blood cell and platelet antigens

EASY
- Ready to use reagents
- No washing or filtration

FAST
- Results in 4 hours
- Hands on time only 30 min

FLEXIBLE
- Standard Luminex equipment
- Multiple product batch

Proven accuracy and reliability

	CE	FDA	Comments
ID CORE XT	✓	4Q 2017	Analyzes 29 polymorphisms to determine **37 antigens** of RBC groups. Rh CE, Kell, Kidd, Duffy, MNS, Diego, Dombrock, Colton, Cartwright and Lutheran
ID HPA XT	✓	–	Analyzes **13 polymorphisms** to determine **12 HPA** systems
ID RHD XT	✓	–	Analyzes Weak D type 1-3, RHD deletion, Pseudogene and r's.
ID CORE CONTROL	–	–	Positive control for ID CORE XT
BIDS XT	✓	–	BLOODChip ID software

ID CORE XT



BIDS XT



191 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Blood Collection Systems
Leveraging new manufacturing capabilities

GRIFOLS

Leverage new manufacturing facilities in Spain and Brazil Strengthen our position in LATAM and expansion plans in EMEA 1% • Re-launch in EMEA with a soft filter product 193 Investors’ & Analysts’ Meeting 2017 I Emeryville Hemostasis Global exclusive distribution agreement BCS global market value(1) = USD2.9bnKey initiatives • Take full advantage of manufacturing facility in Brazil Grifols market share in LATAM = 8%• Explore possibility of entering the U.S. market Grifols Fresenius Terumo BCT Haemonetics All Others We produce high quality blood collection bags for collecting and processing whole blood and storing blood components Note: 1. Source: Blood Processing Supplies & Equipment (GIA 2015) and internal estimates. Includes Blood Bags, Apheresis, Component prep instruments, pathogen inactivation and hemovigilence BOOD COLLECTION BAGS EQUIPPED WITH AN IN-LINE FILTER

Hemostasis Grifols and Beckman Coulter enter into an exclusive distribution agreement 7% annually the global distribution of Grifols’ hemostasis portfolio of hemostasis analyzers, of reagents for routine and special and it may be extended for up to five additional 195 Investors’ & Analysts’ Meeting 2017 I Emeryville Specialty Diagnostics Building our portfolio in Specialty Diagnostics • Early June, Grifols has reached an exclusive • Hemostasis is a USD2.4bn worldwide agreement with Beckman Coulter for market growing at approximately instruments, reagents and consumables • We have an attractive scalable • The agreement has an initial term of 15 years Q system, and a broad catalogue years techniques • The agreement leverages Grifols’ strength in manufacturing reliable instruments and reagents with that of Beckman Coulter’s commercial strength Smart Next Expert

Building our portfolio in Specialty Diagnostic

Making progress in all product lines

PROMONITOR
- We continue to expand our portfolio, to other biological drugs and biosimilars, single dilution tests and a point of care solution
- Dedicated sales force in Europe

CLIA US
- The Center of Excellence for Immunohematology now offers molecular and serological tests
- Launched new lab services for biological drug monitoring

AESKU
- Helios system obtained FDA approval in 2016. Commercial launch in the U.S. ongoing
- Full pipeline of additional tests awaiting registration in the U.S.

PROMONITOR® ELISA test offers key information about drug bioavailability and immunogenicity in patients prescribed with biological therapy for the treatment of chronic inflammatory diseases and other indications.



	2 Dil.		1 Dil.	
CE-marked references	DL	ADA	DL	ADA
Infliximab	✓	✓	✓	✓
Adalimumab	✓	✓	✓	✓
Etanercept	✓	✓	✓	✓
Rituximab	✓	✓	✓	✓
Golimumab	✓	✓	✓	✓

Point of Care (Poc)
Promonitor® Quick Anti-IFX



197 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Building our portfolio in Specialty Diagnostic

Making progress in all product lines

PROMONITOR
- We continue to expand our portfolio, to other biological drugs and biosimilars, single dilution tests and a point of care solution
- Dedicated sales force in Europe

CLIA US
- The Center of Excellence for Immunohematology now offers molecular and serological tests
- Launched new lab services for biological drug monitoring

AESKU
- Helios system obtained FDA approval in 2016. Commercial launch in the U.S. ongoing
- Full pipeline of additional tests awaiting registration in the U.S.

TDMonitor

TDMonitor Tests	DL	ADA
Infliximab	✓	✓
Adalimumab	✓	✓
Vedolizumab	✓	✓

The IH center offers
- A broad variety of molecular and serology tests
- Several courses and workshops, including transfusion science educational courses (TSECs), webinars and hands-on workshops

The American Gastroenterological Association (AGA) recommends the use of therapeutic drug monitoring for inflammatory bowel disease management in non-responding patients in its latest guideline draft

Tests also available
- Familial Hypercholesterolemia (FH)
- Araclon AB assay for AMBAR study
- ApoE assay for Alzheimer prognosis

198 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Building our portfolio in Specialty Diagnostic Making progress in all product lines 199 Investors’ & Analysts’ Meeting 2017 I Emeryville Key takeaways The global leader in transfusion medicine building a portfolio in Specialty Diagnostic PROMONITOR • We continue to expand our portfolio, to other biological drugs and biosimilars, single dilution tests and a point of care solution • Dedicated sales force in Europe • The Center of Excellence for Immunohematology now offers molecular and serological tests • Launched new lab services for biological drug monitoring • Helios system obtained FDA approval in 2016. Commercial launch in the U.S. ongoing • Full pipeline of additional tests awaiting registration in the U.S. CLIA US AESKU

Key takeaways The global leader in transfusion medicine building a portfolio in Specialty Diagnostic 201 Investors’ & Analysts’ Meeting 2017 I Emeryville Diagnostic Maximizing value through effective integration Greg Rich Head of the Integration Office President and CEO of Grifols Shared Services NA • Grifols Diagnostic is the global leader in transfusion medicine: • Acquisition of NAT R&D and manufacturing assets gives us full control over our Donor Screening business • Antigens - expanding the capabilities of our new antigen manufacturing facility in Emeryville • Immunohematology - the fastest growing player with a complete portfolio of products • We continue to build a diversified portfolio of businesses in Specialty Diagnostics • Hemostasis - growing our product line of instruments and reagents through a worldwide distribution agreement just signed with Beckman Coulter • We will continue exploring business development opportunities and long-term partnerships

Executive Summary Integration, a core capability of Grifols 203 Investors’ & Analysts’ Meeting 2017 I Emeryville Integration, a core capability of Grifols Proven track record 204 Investors’ & Analysts’ Meeting 2017 I Emeryville Track record of identifying, executing and integrating acquisitions 27 plasma 100% Assets collection 100% 100% Assets Assets centers 2002 2003 2006 - 2008 2008 / 2011 2011 2014 2017 • Grifols has the intellectual know-how to integrate businesses from the simplest to the most complicated eliminating the need for consultants • The internal know-how culminated in the establishment of the Integration Management Office, as part of the Corporate Strategy Office • Grifols has successfully integrated businesses for over 15 years • Grifols has established an Integration Management Office (IMO) to oversee, in collaboration with senior management, all integration activities • Transitional Services Agreement established to provide an orderly and efficient transition of the NAT blood screening business • The integration of the NAT blood screening business is on track • Grifols will continue to collaborate with Hologic

Integration governance structure

Comprised of teams from Grifols and Hologic



Manufacturing
Human Resources
Supply Chain
Finance
Integration Management Office
Quality
Information Technology
Regulatory
Facilities
Research & Development

- Managed by the Grifols Integration Management Office
  - Using a structured and repeatable integration model, the IMO drives execution of the integration plan focusing on milestones and value-drivers
- Includes a cross-functional workstream members
- Transitional Services Agreement ensures continued, un-interrupted operations until full segregation has been obtained

205 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Hologic Partnership Evolution

Capturing maximum value chain benefit , leveraging capabilities



PRE-ACQUISITION
HOLOGIC
Instrument & Assay Development, Assay Manufacturing
Revenues
GRIFOLS
Distribution, Sales, Marketing
Revenues
Customers
Transitional services
POST- ACQUISITION INTEGRATION
HOLOGIC
Co-instrument development
GRIFOLS
Assay Development, Assay Manufacturing, Distribution, Sales, Marketing
Revenues
Customers

206 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Key integration activities Integration process is on track. Support functions fully integrated within 12 months 208 Investors’ & Analysts’ Meeting 2017 I Emeryville Human Resources Finance Information Technology Regulatory Quality Manufacturing Research & Development Facilities/ Engineering Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Q3 2018 Q4 2018 NAT Hologic integration milestones

Key integration activities

Milestones are on track

Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018

Facilities/ Engineering

- R&D, Quality and raw material buildings leased
  - Third party facilities vendor contracts transitioned
  - Construction completed:
    - Ambient warehouse completed
      - Raw materials, cold chain warehouses
        - R&D and Quality facilities
        - Packaging areas
          - Pilot plant
          - Template positive manufacturing

209 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Manufacturing operations - Vision

Improving and streamlining product workflow







Moving dispersed manufacturing activities to a more efficient, scalable flow


GRIFOLS





210 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Manufacturing facilities Close proximity of facilities 211 Investors’ & Analysts’ Meeting 2017 I Emeryville Manufacturing facilities - Future state Close proximity of facilities MANUFACTURING PLANT QC LABS R&D LABS RAW MATERIALS WAREHOUSE PACKAGING WAREHOUSE 212 Investors’ & Analysts’ Meeting 2017 I Emeryville TEMPLATE POSITIVE PILOT NEW COLD CHAIN WAREHOUSE PILOT PLANT MFG/ AMBIENT

Continued partnership Leveraging strengths and capabilities • Future instrumentation development activities • Enzymes • Contract manufacturing 214 Investors’ & Analysts’ Meeting 2017 I Emeryville Co-development agreement • Continued collaboration: • On ongoing development projects Purchasing power • Volume combined in select purchases to minimize costs: • Consumables Other opportunities • Leverage in-house expertise and new state-of-the-art manufacturing facilities: • Supply agreement Continued collaboration with Hologic

Key takeaways Capturing the value of integration 216 Investors’ & Analysts’ Meeting 2017 I Emeryville •Integration is a value add capability and is a competitive advantage for Grifols •Grifols has a proven track record of integrating businesses •Integration of the NAT testing blood screening business is on track •Support functions will be fully integrated within 12 months •The Transitional Services Agreement is in place to ensure no interruption to either companies •Collaboration will continue: •Co-development of instruments •Joint purchasing power •Future opportunities Key takeaways Capturing the value of integration

Diagnostic Investing for growth Oriol Duñach President of Diagnostic Industrial Group Leveraging the Chiron legacy and investing for the future From the tradition to realizing our potential products discoveries consolidated (CMF) supply agreements • Update equipment and • Extend current supply 218 Investors’ & Analysts’ Meeting 2017 I Emeryville Past Present Future The Chiron legacy Investing for growth Realizing our potential • HCV, HIV, HBV • Optimize efficiencies with • New Grifols immunoassay • License and antigen manufacturing facility • New customers • Expand Dx menu utilities for future growth • New capabilities and services agreements • Enhance R&D capabilities

The Past
A tradition of innovation

GRIFOLS

Emeryville site

A tradition of innovation

Past

Cloned and sequenced the HIV genome (1984)
Cloned and identified the Hepatitis C virus (1987)
Pioneered Nucleic Acid Testing for blood screening (1988)

CHIRON

GDS becomes part of Grifols:
Global leader in NAT systems and recombinant protein manufacturing
Initiate immunoassay and platform development
Ongoing investments in advanced solutions to advance blood safety and laboratory efficiency

GRIFOLS

1981 — **1991** — **2006** — **2014**

cetus

Founded 1972

Developed polymerase chain reaction (PCR) DNA amplification technique (1983) - awarded Nobel Prize in Chemistry

NOVARTIS

Novartis Vaccines and Diagnostics and Novartis Institute of BioMedical Research continue tradition of innovation

220 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Strategic relationships Grifols antigens in essential blood and plasma assays Develops and markets a 221 Investors’ & Analysts’ Meeting 2017 I Emeryville The Present Investing in manufacturing and R&D Joint Business Partner HCV licensee and HCV and HIV rights and HCV licensee and since 1989 antigen customer since antigen customer since antigen customer since 1989 2001 2005 complete line of antibody-Donor screening and Point-of-care diagnostics based screening clinical diagnostic assays immunoassays immunoassays Grifols manufactures and performs research on the HCV, HIV, HBV antigens Past

Project Horizon: Consolidated Manufacturing Facility (CMF)

October 2014: Grifols project redesign objectives

Present

- State-of-the-art manufacturing facility, based on Grifols know-how
- Increase manufacturing process flow efficiency
- Incorporate mammalian cell fermentation capability
- Consolidate all GMP materials handling and warehouse operations with manufacturing operations
- Increase overall plant efficiency in order to continue reducing costs

223 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Project Horizon: Consolidated Manufacturing Facility (CMF)

Investing for future growth

Present

- GMP manufacturing of 21 commercial products used for testing blood
- GMP warehouse and raw materials sampling space
- Mechanical and process utilities (existing + upgrades of selected systems)
- Office and collaboration space
- Consolidation of existing manufacturing operations into a single building
- Space for future manufacturing growth


Bay Center B
Building N
Building V
Consolidated antigen manufacturing

224 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Project Horizon Investing for future growth 225 Investors’ & Analysts’ Meeting 2017 I Emeryville Project Horizon Investing for future growth 226 Investors’ & Analysts’ Meeting 2017 I Emeryville Present Present

Project Horizon Investing for future growth 227 Investors’ & Analysts’ Meeting 2017 I Emeryville Project Horizon Investing for future growth 228 Investors’ & Analysts’ Meeting 2017 I Emeryville Present Present

Project Horizon Investing for future growth 229 Investors’ & Analysts’ Meeting 2017 I Emeryville Project Horizon Investing for future growth 230 Investors’ & Analysts’ Meeting 2017 I Emeryville Present Present

Project Horizon: Timeline and regulatory

The project is on track

Present



Jan 2016
Jan 2017
Jan 2018
Construction
Commissioning / Qualification
Validation
Aug 2015 Construction start
Sept 2016 Building occupancy C&Q start
Dec 2016 Warehouse operations transfer
July 2017 GMP start
Dec 2017 First FDA submission
Dec 2018 Tech transfer complete

231 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Strengthening long-standing relationships

Extending agreements. Launching new products

Present

Abbott A Promise for Life

- New agreement signed in 2015
- Term through 2026
- Extend production of current antigens
- Add five new antigens

OraSure
New agreement signed in 2016 - 5 year extension

"OraSure is committed to delivering high quality infectious disease diagnostic products for our customers. As one of our trusted suppliers, Grifols' focus on service, quality and collaboration play a key role in our ongoing relationship."

Douglas A. Michels, President and CEO of OraSure Technologies
Press Release April 24, 2017

Ortho Clinical Diagnostics

- Receive CE mark for HIV Combo Test (June 2016)
- Submit HIV Combo Test for FDA review (February 2017)

232 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Three main protein expression platforms for growth

Addressing proteins complexity

Present

Bacteria (prokaryote)



- Cell is designed for speedy replication
- Good for simple proteins

Yeast (eukaryote)



- Cell is designed for speedy replication
- Some complex protein production

Mammalian Cells (eukaryote) (CHO, NS0, HEK293, etc)



- Excellent for expression of glycoproteins (complex secretion systems)
- Monoclonal Antibodies, hemostasis and blood group antigens

Surge in Mammalian produced proteins due to need for complex glycoproteins and mAbs

233 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

R&D capabilities that span the development continuum

Expanding our existing approach

Present

Molecular Design	Protein Expression	Protein Purification	Monoclonal generation and Immunoassay development	Process Development
• Design of rproteins • Engineering function properties • Fc fusions • Rec mAbs • Computational design (Rosetta)	• Advice on design and platform choice • Mammalian CHO HEK transient and stable • Yeast proprietary strains • E. coli	• Custom purification and analysis • Tagged and untagged proteins • Mass spectrometry • Light scattering • Affinity analysis • Reverse engineering of proteins	• De novo Hybridoma generation • Recombinant mAb design and expression • HT screening • Novel platforms • Proof of concept	• Technical development • Process development • Validation and verification • Design of experiments • Transfer to manufacturing

234 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Strategies for value creation Realizing our potential 236 Investors’ & Analysts’ Meeting 2017 I Emeryville Near-term Approach diagnostic companies with infectious disease menu without HCV, HIV or HBV: • Critical to approach early in the development process before antigen decisions are made. Expect 2-3 year timeline before product launch and regular supply Mid-term Explore collaboration opportunities with other organizations that sell diagnostic reagents: • Fill gaps in 3rd party portfolios and leverage their sales organization to sell Grifols current antigens Long-term Explore partnering on development and supply of new molecules: • Opportunity to engage at early stage and be strategic partner for therapeutic and diagnostic pipelines • Start a revenue generating development program in R&D with plan for future GMP manufacturing Future The Future Realizing our potential

New R&D antigens for internal Diagnostics Projects

Robust pipeline to support and accelerate growth

Future

Hemostasis	• Novel vWF receptor derivatives (for clotting assay) • Recombinant tissue factor (for improved clotting assay performance and cost efficiencies)
Immuno-hematology	• Fc fusion blocking protein (to resolve interference of daratumumab in antiglobulin testing) • Novel rare blood group antigens (stable reagents for extended blood typing menu)
Infectious disease	• New or improved HIV, HBV, HCV, and HTLV antigens (for ultrasensitive donor screening assays) • New antigens for WNV, Zika, Babesia, Ebola to extend menu for donor screening and clinical diagnostics

237 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Hemostasis reagents

Robust pipeline to support and accelerate growth

Future

BLEEDING DISORDERS
DG-FII DG-FV DG-FVII
DG-FVIII DG-FIX DG-FX
DG-FXI DG-FXII
DG-Latex VWF: GoIb (GOF) (Activity)

THROMBOTIC DISORDERS
DG-Chrom AT L DG-APC
DG-Chrom PC DG-DRVVT
DG-Clot PS DG-DRVVT Confirm

ANTICOAGULATION
DG-Chrom Hep
DG-Chrom Anti Xa (Anti Xa DOAC)

CALIBRATORS & CONTROLS
DG-REF
DG-C1 (6x1)
DG-C2 (20x1)

ROUTINE
DG-PT
DG-PT RecombiLIQ
DG-APTT Synth G-Fib L Human
DG-TT L Human
DG-Latex D Dimer



Reagents highlighted in yellow will profit from recombinant proteins or antibodies developed and manufactured at Emeryville site

238 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Immunohematology reagents

Robust pipeline to support and accelerate growth

Future

Automation range



RBC antigen typing



RBC AB detection



Recombinant blood antigens, manufactured in Emeryville, will be used to manufacture reagents able to complement/substitute current red cells

239 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

New R&D monoclonal antibodies

Robust pipeline to support and accelerate growth

Future

Hemostasis	• Proprietary mAb for improved thrombosis assay (cost reduction) • mAbs against clotting factors as improved controls (selectively depleted plasma) for clotting assays
Autoimmune (biological drug monitoring)	• Biosimilars for TNF-alpha (for improved cost efficiency for ProMonitor assays)
Infectious disease	• Mabs against HIV, HBV, HCV, HTLV as capture/detection reagents for donor screening assays; mabs against other pathogens for clinical diagnostics (Ebola, Zika)

240 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Immunochemistry program for donor screening

Innovative technology in recombinant proteins

Future


GRIFOLS
Leveraging Grifols Proprietary New and Legacy Recombinant Proteins
HBV Ags
HCV Ags
HIV-1 Ags
HTLV Ags
CMF
Design, Development, V&V, and Manufacturing of IMMUNOASSAY Reagents & Assays
Singulex
Technology expertise and co-development of HIV and HCV Assays; reader (Laser Scanner) likely to be reused in Grifols platform
Proprietary ultra-sensitive Single Molecule Counting (SMC™) technology
Grifols fully automated immunoanalyzer platform with proprietary assays for blood and plasma screening
Design, Development, V&V, and Manufacturing Transfer* of Instrument, Consumables, and Software
3rd Party Platform Vendor

241 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Key takeaways
Focus on innovation and growth

GRIFOLS

Key takeaways Focus on innovation for growth 243 Investors’ & Analysts’ Meeting 2017 I Emeryville Investors’ & Analysts’ Meeting 2017 Emeryville (California, USA) June 7th and 8th, 2017 •Manufacturing and R&D capabilities provide a strategic growth competency and platform •Grifols is investing in manufacturing to support future growth, increase efficiency and lower costs •Grifols is investing in R&D to enlarge pipeline and capabilities •Multiple recombinant proteins in research progressing rapidly towards development phase •Trusted development partner for molecular design, expression, purification, characterization, and process development, also for other focus areas

Project Horizon tour visit Ramón Biosca VP/GM Grifols Diagnostic Solutions GDS manufacturing / R&D Snapshot

GDS Manufacturing

Snapshot

22 products	6 licensed	140 grams	10-250 l. scale
HCV HIV HBV Reagents	With FDA HCV HBV	Product shipped in 2016	E. Coli Yeast



GRIFOLS

High-quality manufacturing:

- FDA licensed manufacturer, compliant with cGMP standards (CFR 210, 211 & 820)
- ISO 9001:2008 and 13485:2003
- First HCV antigen manufactured in the late 1980s (5-1-1)
- Grifols continues to develop new antigens and improve processes: HIV combo launched in 2016 uses a new HIV antigen

247 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

GDS R&D

A global operation with multiple geographic centers of excellence

200+ full-time employees

Areas of expertise:

- Molecular biology assay development
- Recombinant protein design, expression, and purification
- Immunoassay development
- Reagent development
- Platform/Technology evaluations
- Instrumentation and software
- Systems integration
- Project and portfolio management
- Global clinical trials (+CLIA Lab) and data management



Grifols Diagnostic Solutions
(Emeryville, CA
San Diego, CA)
Diagnostic Grifols (Barcelona, Spain)
Progenika (Bilbao, Spain)
Araclon (Zaragoza, Spain)
Medion Grifols (Düdingen, Switzerland)

In Emeryville, novel Grifols recombinant proteins are designed with state-of-the-art protein engineering capabilities in research, shepherded through robust development processes and become components of proprietary Grifols assays

248 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

CMF: Consolidated Manufacturing Facility Investing for future growth 1st Floor 250 Investors’ & Analysts’ Meeting 2017 I Emeryville 4-story facility GMP warehouse, spare parts, QC raw materials, office space Facility Tour CMF layout and Tour logistics

CMF: Consolidated Manufacturing Facility Investing for future growth 2nd Floor 251 Investors’ & Analysts’ Meeting 2017 I Emeryville CMF: Consolidated Manufacturing Facility Investing for future growth 3rd Floor 252 Investors’ & Analysts’ Meeting 2017 I Emeryville 4-story facility Fermentation, purification, bulk Fill, tech services 4-story facility Shipping / receiving, label center, MFG expansion / 9,000 sqf

CMF: Consolidated Manufacturing Facility

Investing for future growth


4-story facility
4th Floor
Office Area
Utilities
Maintenance & Calibration
Utilities / Maintenance space

253 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

CMF: Consolidated Manufacturing Facility

Tour logistics

Presenters at CMF

- Zack McGahey
- Rodger Sheppa
- Christian Mayer
- Kim Berger





Presenters at R&D

- Norbert Piel
- Jody Berry

Group A
Preston Thomas
Head Facilities

Group B
Rino Lee
Head *Quality*

Group C
Grace Ching
R&D

Group D
Josep Salvador Maturana
Grifols Engineering

Please leave your belongings in the tent
You may collect your items at the end of the tour



254 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Investors’ & Analysts’ Meeting 2017 Emeryville (California, USA) June 7th and 8th, 2017 Investors’ & Analysts’ Meeting 2017 Emeryville (California, USA) June 7th and 8th, 2017

Thursday, June 8th 2017 Emeryville

Time	Topic	Presenter
08:00	*Pick up from hotels*	
08:30	*Arrival at Grifols Diagnostic Solutions (GDS) headquarters*	
08:30 - 09:00	*Coffee*	
09:00	Bio Supplies Division introduction	A. Arroyo
09:00 - 09:30	Access Biologicals	M. Crowley
09:30 - 10:15	Innovation: redefining the industry	D. Bell
10:15 - 10:45	*Coffee break*	
10:45 - 11:45	Financials: focus on profitable growth	A. Arroyo
11:45 - 12:15	Q&A	
12:15 - 12:45	Driving value creation through disciplined strategy execution	V. Grífols Deu
12:45	*Lunch and transfers to airport*	

257 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Bio Supplies Division
Strengthening our diversified recurring revenue base

Alfredo Arroyo
Chief Financial Officer

GRIFOLS

PRIDE
SAFETY
EFFORT
COMMITMENT
EXCELLENCE
TEAMWORK
INNOVATION &
IMPROVEMENT

Bio Supplies Division Strengthening our diversified recurring revenue base • Access Biologicals, serving the Diagnostic and Life Sciences industries, 259 Investors’ & Analysts’ Meeting 2017 I Emeryville Access Biologicals LLC Powering growth through optimization and innovation Mike Crowley Managing Director Bio Supplies • The new Bio Supplies Division includes revenues from manufacturing agreements, biological products for non-therapeutic use and other biological products • Current revenues were previously included in Raw Materials and Bioscience • To enhance its business, Grifols acquired 49% of Access Biologicals, with a 5-year call option manufactures biological products for biopharmaceutical, in-vitro Diagnostic cell culture companies and Diagnostic research and development • Supply agreement to sell to Access Biologicals plasma products for non-therapeutic use • In the future, this new division will make a very positive revenue and margin contribution

The Access Biologicals advantage non-supply chain: Full control of the use production of our products serve: Biopharma, 261 Investors’ & Analysts’ Meeting 2017 I Emeryville The Access Biologicals’ model into diagnostic controls/calibrators used by large licensing for numerous disease state markers. • Our testing lab includes an extensive selection of 262 Investors’ & Analysts’ Meeting 2017 I Emeryville What we do: • Access Biologicals manufactures non-injectable plasma instrument manufactures as reagents. • We provide the liquid component used for testing patient samples to validate accuracy and performance of the instrument prior to reporting the test results. Closed loop supply chain: • Access Biologicals owns a collection center and the instruments for customization of plasma characteristics per customer specifications. What we do: Manufacture biological products for Closed loop therapeutic collection, Who we testing, and human biological in-vitro Dx cell culture, and diagnostic R&D

Robust strategy to increase market share

Sales Channels	• Capitalize on Access Biologicals' sales channels of over 275 unique corporate customers to increase sales volume of the non-therapeutic products
Vendor Approvals	• Leverage Access Biologicals' customer vendor approvals for the introduction of new products. • As vendor consolidation continues, we are able to strengthen our market position.
Cell Culture Manufacturing	• Use Access Biologicals' manufacturing capabilities to produce serum media components for the fast growing immunotherapy market. • The immunotherapy market has substantial high-margin growth opportunities as we internally source all raw materials and own the manufacturing facilities.

263 Investors' & Analysts' Meeting 2017 I Emeryville

Margin enhancement through better utilization of existing facilities and resources

AB's Vista, CA capabilities are ideally suited to manufacture raw materials into value-added diagnostic reagents



Utilization rate of existing facilities
70%
60%
50%
40%
30%
20%
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18

264 Investors' & Analysts' Meeting 2017 I Emeryville

Key takeaways 265 Investors’ & Analysts’ Meeting 2017 I Emeryville Research, development Redefining the industry and innovation David Bell Chief Innovation Office. General Counsel The Access Biologicals-Grifols strategic advantage: •Capitalize on the availability of new inventory by converting them into Diagnostic and Cell Culture materials. •Increase utilization of the manufacturing facility by selling higher margin finished goods and the use of technology transfers. •Maximize our innovation to create media components for the immunotherapy market.

Grifols has a long history of transformative innovation …which has defined the very essence of our industry 267 Investors’ & Analysts’ Meeting 2017 I Emeryville Grifols is a recognized leader of innovation Ranked among the world’s 100 most innovative companies for fourth consecutive year 268 Investors’ & Analysts’ Meeting 2017 I Emeryville Establishing the core Paving the way for the birth of Redefining technology through technology of plasmapheresis the plasma fractionation engineering and manufacturing industry as we know it today pre-eminence Grifols remains a recognized leader in innovation by advancing the field of plasma therapeutics while also exploring new platforms for growth

Innovation across divisions

2016-2017 regulatory submissions snapshot

864 regulatory submissions for product approvals					
	Biologic products	**Diagnostic Products**	**Hospital products**	**35 Partner studies**	**389 Patents granted**
FDA approvals	35	5		Under the Grifols Investigator Sponsored Research (ISR) Program covering 7 varied disease states	Covering 46 distinct inventions
EMA approvals (or other European)	51	26	26		
Other regulatory authorities	177	392			
Total approvals	**263**	**423**	**26**		

269 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Innovation is embedded in Grifols pioneering spirit

The objective is R&D drives long-term growth and profitability

Creativity

- Foster an environment of creativity, actively looking for disruptive technologies and value-enhancing opportunities

Broad Engagement

- Ensure all employees are engaged across commercial divisions and Engineering
- Drive an interdisciplinary approach to discovering and capitalizing on emerging technology and business: incorporating R&D, Commercial (Sales/Marketing), Regulatory, Manufacturing, Medical & Scientific Affairs

Latitude

- Drive innovation that includes internal and external R&D projects, collaborations, investments, licensing, ISRs and IP

Differentiation

- Ensure industry leadership in all of our product and service offerings

INNOVATION OBJECTIVES:

Meet market requirements and support the business by keeping it competitive

Broaden and deepen our product offerings to drive long-term growth and profitability

Bring innovative therapies and services to global markets to further the company's mission

270 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Our innovation strategy Exploit existing capabilities while exploring new opportunities advances to fundamentally change our business • Develop new testing solutions for product and opportunities) • Pursue incremental improvements in existing enhance our portfolio deliver ever-greater value 272 Investors’ & Analysts’ Meeting 2017 I Emeryville A broad and differentiated portfolioExploratory breakthroughs • Maximize the liter (new proteins, new indications) • Leverage and apply technological/process • Expand the market (adjacencies/complementary patient safety products/operations to drive efficiencies and • Advance disruptive technologies that profoundly Strategic collaborations • Partnerships with over 35 leading universities and institutions, including Stanford University, Harvard University, the Mayo Clinic, Hospital Clinic Barcelona, University of Pittsburgh and Fundación Ace • GIANT: Leveraging our external investments for commercial success Our simple goal: redefine the industry

Strategic collaborations: leveraging internal & external expertise

Side-by-side exploration of basic science and disruptive technology

Our partnerships and investments act as an extension to our internal R&D department allowing our teams to collaborate with world-renowned researchers on the exploration of basic science and disruptive technologies

Approximately 1,000 Grifols employees are involved in R&D. Over 100 additional researchers help drive our innovation strategy from within our partnerships and investments

Grifols R&D sites


Düdingen, Switzerland
Diagnostic
Emeryville, LA and San Diego, CA
Bioscience and Diagnostic
Barcelona, Bilbao and Zaragoza, Spain
Bioscience and Diagnostic
Research Triangle Park, NC
Bioscience

Group R&D investment evolution (EURm)


400
350
300
250
200
150
100
50
0
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
5.4%
5.3%
8.7%
5.9%
7.0%
7.3%
1
122
12
127
114
126
30
169
56
218
77
218
2011
2012
2013
2014
2015
2016
In house R&D
External R&D
R&D % on NR

273 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Broad and differentiated portfolio - Selected projects

Three innovation horizons for Bioscience

	Near-term < 3 years	Mid-term 3-5 years	Long-term 5-10 years
New technology	• SCIG (Subcutaneous) • Albumin in bags • Liquid A-1PI • Reduced volume pdFVIII • IGIM Hyperimmunes	• Flexible dosing • IVIG in bags	• Transdermal • Inhaled
New instrumentation	• Neurologic disease modulation • Alzheimer's (AMBAR) • MMN • Myasthenia Gravis (crisis)	• Diseases associated with aging (cognitive and motor function) • Albumin • Liver failure • Cirrhosis	• Myasthenia Gravis (maintenance) • Biosurgery
New products	• Fibrin sealant • Thrombin • Inhaled antibiotics for BE	• Plasma youth factors for disease modulation	• Aging inhibitors and youth factors

274 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Broad and differentiated portfolio - Selected projects

Three innovation horizons for Diagnostic

	Near-term < 3 years	Mid-term 3-5 years	Long-term 5-10 years
New technology	• Enhanced blood collection systems • Reagent red blood cells manufacturing using recombinant red cells antigens • Promonitor Quick (lateral flow) for anti-IFX	• Next generation donor screening - single molecule counting	• Next generation donor screening - single molecule counting • Next generation sequencing
New instrumentation	• High throughput Hemostasis instrument • NAT automation • Immunohematology gel card reader	• Middleware software • IH Multicard automation	• Next generation immunoassay instrument
New products	• New NAT virus test development (Zika, Babesia) • A1AT genotyping test (for alpha-1 deficiency) • IH Blood genotyping (D) kit • New kits for biologicals treatments monitoring	• New assays for emerging pathogens • Multiple target testing (multiplexed)	• Reagents: D-Dimer Hemostasis kits • Pathogen detection by NextGen sequencing

275 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Expanding indications through partnerships

Investigator Sponsored Research (ISR) studies

Immunoglobulin	• Refine diagnosis in CIDP • Biomarkers of azonal changes in solid organ transplantation • Cutaneous lupus erythematosus • Small fiber neuropathy • Demyelination in diabetes mellitus
Alpha-1 Antitrypsin	• Assessing risk of COPD in PI MZ genotype • Dose adjustment on microbiome profiles • ST-Segment elevation acute myocardial infarction • Bronchiolitis obliterans
Albumin	• Management of patients requiring dialysis for acute kidney failure • Prevention of renal failure from complications of cirrhosis • Improvement of coronary integrity in heart transplant

276 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Expanding indications through partnerships Investigator Sponsored Research (ISR) studies • Superiority as an hemostatic drug vs. rFVIII 277 Investors’ & Analysts’ Meeting 2017 I Emeryville Exploratory breakthroughs Redefining the future through disruptive technology 278 Investors’ & Analysts’ Meeting 2017 I Emeryville Identifying Aging and youth Polyclonal Therapeutics for Unlocking the disease factors in plasma recombinant the prevention of human proteome biomarkers for proteins antibodies disease for therapeutic predictive value diagnosis and treatment Antithrombin • Prevent bleeding complications in pediatric patients requiring heart-lung machine support (ECMO) • Acute respiratory distress syndrome (ARDS) pdFactor VIII • Mechanisms of immunotolerance

Tackling neurodegenerative diseases Comprehensive approach to the fight against Alzheimer's 279 Investors’ & Analysts’ Meeting 2017 I Emeryville Transformative therapies relating to the aging process Expanding our plasma-derived proteins 280 Investors’ & Analysts’ Meeting 2017 I Emeryville • Identify plasma-based proteins that function as “youth” or “aging” factors/triggers • Develop function-restoring and enhancing therapies derived from plasma and its recombinant analogs • Proteomic analysis of plasma and plasma fractions occurring at a remarkable rate, accelerating the pathway to therapeutic success • Clinical trials initiated in humans • Grifols AMBAR study (launched 2012), combines the use of plasma products (albumin, IVIG) and plasmapheresis to treat Alzheimer's disease. In November 2015, the study released intermediate results that support the feasibility of the treatment. The last patient visit is scheduled for 2017 • Diagnostics: Early detection of Alzheimer’s Disease - ability to differentiate from other dementias • Treatment: Alzheimer’s - Preventative therapeutic against scientifically accepted targets • Testing: Capabilities in our CLIA Laboratory in San Marcos, TX

Next generation immunoassay Highly sensitive technology applicable to both transfusion and specialty diagnostics 281 Investors’ & Analysts’ Meeting 2017 I Emeryville Key takeaways Redefining the industry • Single Molecule Counting (SMCTM) technology is 100 times more sensitive than contemporary immunoassay platforms, enabling unprecedented high precision and digital detection of viral markers. • Sets a new standard for Immunoassay sensitivity • Enhanced safety for blood and plasma donations • Compliment to NAT • Provides for geographic expansion

Key takeaways Redefining our industry 283 Investors’ & Analysts’ Meeting 2017 I Emeryville Investors’ & Analysts’ Meeting 2017 Emeryville (California, USA) June 7th and 8th, 2017 InnovationCollaborationSuccess We are redefining the Plasma Our collaborative model of Our success will ensure our Therapeutics and Specialty innovation leverages internal continued status as an Diagnostics fields with a expertise, partnerships and industry leader, differentiated product portfolio strategic investments - commercializing cutting-edge and disruptive technologies providing access to top technologies that enhance that will change the course of researchers, creative ideas patient health and product the these industries and disruptive technologies quality

Financials Focus on profitable growth Alfredo Arroyo Chief Financial Officer 286 Investors’ & Analysts’ Meeting 2017 I Emeryville Grifols investment case

Grifols investment case

Positioned for success

- Global presence with a diversified revenue base
- Leading player in plasma-derivatives industry
- Vertically integrated business model
- Improved market dynamic for plasma-derivatives products with strong fundamentals and barriers to entry
- Leading market position and a full product portfolio in transfusion medicine
- Attractive margins with significant cash flow generation
- Significant value creation through acquisitions
- Refinance process completed: value creation


Grifols revenue evolution
(EURm)
CAGR: +11.7%
2,303
2,621
2,742
3,355
3,935
4,050
4,153
2011 (1)
2012
2013
2014
2015
2016
1Q 2017A LTM
By division(2)
By geography(2)
Hospital 2%
Bio Supplies 1%
Diagnostic 16%
Bioscience 81%
RoW 16%
EU 15%
US & Canada 69%

1. 2011 figures are proforma for Talecris acquisition
2. Net revenue breakdown based on 1Q2017 figures

287 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Grifols investment case

Strengthening the value chain across the 3 main divisions

Bioscience

- Global producer with market leadership to be further enhanced by ongoing capacity expansion programs
- Plasma derived therapies expected to continue growing supported by favorable demand and supply dynamics
- Focused R&D to support and contribute future growth

Diagnostic

- Steady growth. Highly profitable business
- Market leadership in transfusion medicine
- Continuous investment in new diagnostic technologies

Hospital

- Maintain leadership in Spain
- Leader in the introduction of hospital logistics automation systems in Spain and Latin America
- Strengthening presence in the U.S. market

288 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Grifols investment case Strengthening the value chain: New Bio Supplies Division 289 Investors’ & Analysts’ Meeting 2017 I Emeryville 290 Investors’ & Analysts’ Meeting 2017 I Emeryville Grifols by the numbers Long-term growth trajectory Bio Supplies • The new Bio Supplies Division includes revenues from manufacturing agreements, biological products for non-therapeutic use and other biological products • Current revenues were previously included in Raw Materials and Bioscience • To enhance its business, Grifols acquired 49% of Access Biologicals, with a 5-year call option • Access Biologicals, serving the Diagnostic and Life Sciences industries, manufactures biological products for biopharmaceutical, in-vitro Diagnostic cell culture companies and Diagnostic research and development • Supply agreement to sell to Access Biologicals plasma products for non-therapeutic use • In the future, this new division will make a very positive revenue and margin contribution

Grifols by the numbers: long-term growth trajectory

Building a financial track record (EURm except %)


BIOSCIENCE
CAGR: +9.7%
1Q2017: +15.1%
2,031
2,325
2,449
2,514
3,032
3,228
2011 (1)
2012
2013
2014
2015
2016
1Q 2017 (2)

Note: 1. 2011 figures are proforma for Talecris acquisition.
2. 1Q2017 growth includes the reclassification of the biological products for non-therapeutic use 1Q 2017 sales that since January of 2017 are reported in the Bio Supplies Division

291 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Grifols by the numbers: long-term growth trajectory

Building a financial track record (EURm except %)


DIAGNOSTIC
CAGR: +41.4%
1Q2017: +6.0%
117
134
130
620
691
664
2011
2012
2013
2014
2015
2016
1Q 2017

292 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Grifols by the numbers: long-term growth trajectory

Building a financial track record (EURm except %)


HOSPITAL
CAGR: +0.7%
1Q2017: +0.6%
95
96
97
95
96
99
2011
2012
2013
2014
2015
2016
1Q 2017

293 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Grifols by the numbers: long-term growth trajectory

High margins with significant cash flow generation (EURm except %)


EBITDA(1),(2)
CAGR: +9.6%
1,500
1,200
900
600
300
0
30%
20%
10%
0%
27.4%
30.1%
31.5%
31.2%
29.5%
28.2%
30.4%
700
789
865
1,047
1,162
1,141
2011
2012
2013
2014
2015
2016
1Q 2017

Note: 1. 2011 figures are proforma for Talecris acquisition
2. 2011 and 1Q 2017 EBITDA are Adjusted EBITDA

294 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Grifols by the numbers: long-term growth trajectory

High margins with significant cash flow generation (EURm except %)


NET PROFIT
CAGR: +30.4%
1Q2017: +7.0%
145
257
346
470
532
546
2011
2012
2013
2014
2015
2016
1Q 2017

295 Investors' & Analysts' Meeting 2017 I Emeryville
GRIFOLS

Grifols by the numbers: long-term growth trajectory

High margins with significant cash flow generation


CASH CONVERSION(1)
66.8%
81.0%
87.0%
80.2%
75.2%
64.9%
74.3%
2011
2012
2013
2014
2015
2016
1Q 2017

Note: 1. Cash conversion: (EBITDA - Capex - Δ Working Capital) / EBITDA

296 Investors' & Analysts' Meeting 2017 I Emeryville
GRIFOLS

Grifols by the numbers: long-term growth trajectory Financial strengths: 2016 through 1Q 2017 297 Investors’ & Analysts’ Meeting 2017 I Emeryville Grifols by the numbers: long-term growth trajectory Financial strengths: 2016 through 1Q 2017 298 Investors’ & Analysts’ Meeting 2017 I Emeryville Margin • Bioscience impacted by the plasma costs related with a significant opening of new donation centers • Diagnostic margins improved in H2 2016. Margin boosted as a result of the NAT acquisition in 1Q 2017 • Significant royalty revenues drop as planned in 2016 Cash flow • Net operating cash flow of EUR 553m in 2016 and EUR 640m for 1Q 2017 LTM • 1Q 2017 strong cash position despite of the NAT acquisition cash payment and transaction and refinancing costs • Leverage ratio increased to 4.45x at 1Q 2017 from 3.55x at December 31, 2016 due to the NAT acquisition Bioscience Revenues Steady growth in 2016 (+6.6% cc in 2016). Improved market dynamics in H1 2017 (+11.9% cc in 1Q 2017) • Alpha-1 continued its double-digit hike • Albumin banked on China sales increase • IVIG robust growth in the U.S. • pdFVIII: lower volumes offset by a shift to higher-priced areas (positive geographic mix) Diagnostic Revenues Turning into positive growth in H2 2016 and 1Q 2017 (+3.3% cc in 1Q 2017) • NAT reversed H1 low sales in H2 2016. NAT integrated business delivered further growth in 1Q 2017 driven by the U.S., China and Japan • Immunoassay impacted by Abbott contract (H1 2016) and lower manufacturing costs • Immunohematology strengthening its position in U.S. Hospital Revenues Flat performance in 2016 and 1Q 2017 • Main contributions from Intravenous Solutions and Pharmatech • Internationalization with presence in the U.S., Portugal, Chile and several countries of Asia-Pacific

Grifols by the numbers: long-term growth trajectory Capital allocation: Capex for growth • Continued emphasis on execution and 2013 2014 2015 2016 1Q 2017A 299 Investors’ & Analysts’ Meeting 2017 I Emeryville Grifols by the numbers: long-term growth trajectory Capital allocation: 2016-2020 Capex plan 300 Investors’ & Analysts’ Meeting 2017 I Emeryville (EU(ERUmR)m) • Emeryville Horizon project • Barcelona plant new facilities • New fractionation plant • IVIG, alpha-1 and albumin purification and filling facility • New plasma collection centers • Relocation /improvements/ expansions • Managed 1Q 2017 LTM Capex to Capex evolution1 EUR 273m (EURm) 5.5% 7.5% 6.8% 6.7% 6.6% capital allocation efficacy and return • New wave of investment for additional capacity in Bioscience Division • Maintenance vs expansion capex: half-and-half LTM as % of sales Note: 1. Includes investments in PP&E; excludes extraordinary cash flow items 1. Includes investments in PP&E and intangible assets, excludes extraordinary cash flow items. 252 266 268 273 152

Grifols by the numbers: long-term growth trajectory

Enhancing the portfolio and securing future growth through acquisitions

Interstate Blood Bank, Inc.	Singulex	Access Biologicals LLC	KEDPLASMA
United States	**United States**	**United States**	**United States**
May 2016	May 2016	January 2017	February 2017
Stake of 49% USD100m	Stake of 20% USD50m	Stake of 49% USD51m	6 plasma centers in the U.S. USD47m
One of the main private and independent plasma suppliers in the U.S. Currently one of Grifols' external plasma suppliers The acquisition enables to strengthen plasma sources 3-year call option	Highly sensitive technology applicable to both transfusion and specialty diagnostics Enable high-value assays using rare biomarkers	Manufacture of biological products, such as specific intravenous and plasma reagents, which are used by biotechnological and biopharmaceutical companies for in-vitro diagnosis, cell culture and research and development in the field of diagnosis 5-year call option	Grifols already runs the 6 plasma centers from March 1, 2017

301 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Grifols by the numbers: long-term growth trajectory

Solid Balance Sheet: Sound financial position


(EURbn)
10.1bn
+15.6%
11.7bn
7.0bn L/T Asset
3.1bn S/T Asset
3.7bn Equity
5.3bn L/T Liability
1.1bn S/T Liability
8.7bn L/T Asset
3.0bn S/T Asset
3.8bn Equity
7.0bn L/T Liability
S/T Liability
0.9bn
92.2%
Cash on hand: €895m
Cash on hand: €737m
2016
2016
Q1 2017
Q1 2017

302 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Grifols by the numbers: long-term growth trajectory Solid Balance Sheet: Sound financial position bn 303 Investors’ & Analysts’ Meeting 2017 I Emeryville 304 Investors’ & Analysts’ Meeting 2017 I Emeryville NAT Acquisition Capturing the value of integration (EURbn) 10.1bn +15.6%11.7bn 2.2% Cash on hand: €895m 2016 2016 Q1 2017 Q1 2017 3.7bn Equity Liquidity: €1,150m 3.8bn Equity 9 0.9

Capturing the value of integration

The acquisition transforms Diagnostic into an integrated, high-margin business

Vertically integrated NAT business	• Creates a vertically integrated NAT business across R&D, manufacturing, sales & marketing and corporate functions • Captures operational efficiency across the whole value chain
Consolidated diagnostics platform	• Further consolidates diagnostics capabilities, combining NAT Blood Screening, Immunoassay Blood Donor Screening and Immunohematology businesses
Enhanced market leadership	• Enhances Grifols Diagnostic leadership position in the global diagnostics market, with an estimated c.60% share global blood donations
Significant margin expansion	• The transaction improves Diagnostic EBITDA margin from c.17% to c.40% and Grifols Group EBITDA margin by +350bps

305 Investors' & Analysts' Meeting 2017 I Emeryville GRIFOLS

Capturing the value of integration

Significant increase in profitability

- This transaction is part of the growth strategy envisaged for the Diagnostic Division
- The acquisition enables Grifols to continue strengthening its leading position in transfusion medicine
- The integration of manufacturing and R&D capabilities makes a significant margin contribution
- The entire cash flow is transferred to Grifols

Diagnostic Adjusted EBITDA 1Q 2017 LTM Proforma Combined


(EURm)
c.40%
261
144
c.17%
117
1Q 2017 LTM ex-HOL
Hologic NAT
1Q 2017 LTM Proforma Combined

306 Investors' & Analysts' Meeting 2017 I Emeryville GRIFOLS

Building value through debt refinancing

307 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Building value through debt refinancing

Leveraging our strength: targets achieved

USD7.3bn Debt refinanced

TLA (USD3.0bn) RCF (USD0.3bn)	TLB (USD3.0bn)	HY Bond EUR 1.0bn
Margin: L+175bps	Margin: L+225bps	Coupon: 3.2%
Tenor: 6 years	Tenor: 8 years	Tenor: 8 years
Quasi-Bullet amortization	Bullet amortization	Bullet amortization

- → **Interest rate reduction[1,2]: c.-120bps**
- → **Financial expenses[1] annual reduction: c.EUR -80m**
- → **Average Interest Cost lower than 3%**

Note: 1. Like-for-like
2. Weighted average annual interest rate reduction

308 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Building value through debt refinancing Debt(1) maturity profile c.7 years average tenor in USDm(2) 3,500 309 Investors’ & Analysts’ Meeting 2017 I Emeryville 310 Investors’ & Analysts’ Meeting 2017 I Emeryville Enhanced growth and margin Broad portfolio of opportunities 4,000 3,868 3,441 3,000 2,500 2,000 1,500 1,000 500 0 2017 2018 2019 2020 2021 2022 2023 2024 2025 Drawn debt (Pre-Refinance) Drawn debt (Current) Note: 1. Excludes RCF and any other non-financial debt 2. Fixed USD/EUR exchange rate of 1.1 418 330 2,280 1,000 30 30 330 89 23 89 30 180 159

Enhanced growth and margin Managing the business to achieve industry-leading returns • Drive revenue growth through delivery of innovation of new plasma products and new • Enhance product portfolio to strengthen competitive edge and investment in new technologies with 311 Investors’ & Analysts’ Meeting 2017 I Emeryville 312 Investors’ & Analysts’ Meeting 2017 I Emeryville Return to shareholders Bioscience • Effectively drive organic growth through diagnosis and treatments • Accelerate market development in relevant global markets • Capacity leadership in plasma collection and manufacturing to maximize growth opportunities formulations • Volume and scale driving costs improvements Diagnostic • Effectively drive growth and profitability across the value chain • Expand commercial reach through products and customers, geographies and distribution networks • Increase manufacturing capabilities broad applicability • Leverage leadership position in the transfusion medicine space. Specialty diagnostics growth Hospital • Increase scale and profitability • Global expansion increasing presence in the U.S. market • Optimize current manufacturing capabilities • Timely innovation projects to support future division growth and value creation • Leverage existing business capabilities and product portfolios

Return to shareholders

Sharing success with shareholders

- Accumulated annual dividend up 17.0% over the last 4 years
- Over EUR 660m returned to shareholders since 2011
- Pay-out ratio 40% of reported consolidated profits
- Continuous DPS increase on the back of profit growth



Dividend per share evolution
(EUR)
CAGR: +17.0%
0.20
0.27
0.31
0.32
0.1
0.1
0.15
0.12
0.13
0.18
0.14
0.18
2013
2014
2015
2016
Interim
Final

313 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Key takeaways
Creating long-term value

314 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Key takeaways Creating long-term value 315 Investors’ & Analysts’ Meeting 2017 I Emeryville Strategy Update Driving value creation through strategy execution Víctor Grífols Deu Co-CEO disciplined • Maintain long-term industry growth and returns • Global plasma industry has historically enjoyed significant and steady growth and is expected to experience further 6-7% annual sustainable growth • Strengthen market leadership in a high margin transfusion medicine industry • NAT acquisition: capture value-chain benefits, leverage capabilities • Refinancing process: long-term value creation • Target profitable growth together with cash flow generation • Financial policy and capital allocation well established, efficient, disciplined and focused • Continued dividend distribution to create value through profitable growth

Grifols Mission 317 Investors’ & Analysts’ Meeting 2017 I Emeryville Grifols in 2017: company profile and global footprint Subsidiaries Distribution Future markets New assets in San Diego, CA Subsidiaries in 30+ countries Distribution in 100+ countries Nearly 16,000 318 Investors’ & Analysts’ Meeting 2017 I Emeryville Manufacturing in 10 sites worldwide employees worldwide Grifols is a leading, diversified, global Bioscience company with a growing position in the Diagnostic and Hospital fields Our mission is to provide state-of-the-art therapies, products and services to our patients and customers around the world while delivering value to shareholders

Three growth horizons


Build On Core Business
Balance the Portfolio
Drive Leadership, Scale & Profitability
Bioscience Focus
Diagnostic Focus
Bioscience
Diagnostic
Hospital
To Date
Future

319 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Highlights of our focused and disciplined growth strategy to date

Core Business Optimization

- Alpha and Talecris acquisitions
- Biomat and other donor center acquisitions
- Global market share leader for IVIG, alpha-1, albumin, pdFVIII
- Yield improvements

Global Expansion

- Commercial subsidiaries in over 30 countries
- Distribution in over 100 countries
- GWWO in Dublin
- Expansion into Mid East and Asia growth markets

Capacity Leadership

- 180 plasma collection centers
- 13.9m liters fractionation capacity
- Optimal flexibility for paste exchange
- Antigen manufacturing expansion in Emeryville

Innovation Acceleration

- GIANT and Office of Innovation
- Alkahest, Araclon, … etc., partnerships
- 35+ academic collaborations
- Grifols Engineering (ABO[1])…etc.

Multi-Business Build

- Novartis Dx and Hologic NAT acquisitions
- Access Biologicals acquisition
- Kiro® Oncology Robot partnership and launch
- Linhaliq bolt-on

Note: 1. ABO: Automated plasma Bottle Opener

320 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Results: top-line growth 4,000 3,400 3,000 2,400 2,000 600 321 Investors’ & Analysts’ Meeting 2017 I Emeryville Results: diversified revenue base 2010 2016 Hospital Others Others 2% Diagnostic 4% Hospital 3% 3% 4% Diagnostic 16% Bioscience 79% Bioscience 89% 322 Investors’ & Analysts’ Meeting 2017 I Emeryville 2016 2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 2005 2004 2003 2002 2001 2000 1999 1998 1997 1996 1995 1994 1993 1992 1991 1990 1989 1988 1987 1986 1985 1984 1983 1982 1981 1980 1979 1978 1977 1976 1975 (EUR million) Hologic NAT Acquisition Novartis Diagnostic Acquisition 4,200 3,800 Acquisition of Australian Group - Diagnostic 3,600 3,200 2,800 2,600 2,200 1,800 1,600 Barcelona Plant licensed 1,400 Internationalization starts by FDA 1,200 Spain joins EU 1,000 800 400 200 0 Talecris Acquisition Acquisition PlasmaCare, Inc & Baxter centers Acquisition of ATC Assets & Flebogamma FDA licensed Biomat acquisition Grifols acquires Alpha shares European expansion Alpha acquires 50% of Grifols

Results: profitability evolution % Adjusted EBITDA 33.8% 29.5% 16.8% 2017 323 Investors’ & Analysts’ Meeting 2017 I Emeryville 324 Investors’ & Analysts’ Meeting 2017 I Emeryville Looking ahead 41. % 37.4% 34.5% 34. 32.0% % 30. 28.2% 17.6% 17.6% 0% EBITDA Diagnostic 4% EBITDA Bioscience 4% % EBITDA Grifols 2014 2015 2016 Q1 1. Note: 2014 Bioscience and Diagnostic EBITDA are proforma. It has been adjusted to reflect the change in the overhead expenses assigned to segments from 2015

We are well positioned for the future

Operating in growth markets


6-7%
Plasma Market Growth
5%
IVD Market Growth
6%
Compounding Pharmacy Market Growth

Executing on these opportunities

- Capabilities, platforms and infrastructure to drive growth
- Vertically integrated businesses to manage margins and value chain
- FCF[1] to take advantage of opportunities that enhance shareholder value
- New leadership but unchanged philosophy, vision and strategy
- Track record of strategy execution with financial discipline

Note: 1. FCF: Free Cash flow

325 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Focus going forward

Unlocking value for profitable growth across all businesses



BIOSCIENCE DIVISION

Continued leadership in the plasma therapeutics industry



DIAGNOSTICS DIVISION

Expanding an integrated, high margin, specialty business



HOSPITAL DIVISION

Building a profitable niche leader with synergistic strength

326 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Continued leadership in the plasma therapeutics industry Grifols is the global market leader for 3 major proteins(1) 68% Sustained Bioscience revenue growth 327 Investors’ & Analysts’ Meeting 2017 I Emeryville Continued leadership in the plasma therapeutics industry Bioscience has a clear roadmap Drive geographic expansion in relevant global markets 328 Investors’ & Analysts’ Meeting 2017 I Emeryville Drive organic growth through diagnosis and treatments bolstered by excellent supply/demand dynamics Plasma protein therapeutics willwhile balancing whole liter economics for margin protection continue to be at the core of ourIncrease plasma collection and processing capabilities Bioscience Divisionwhile controlling cost-per-unit evolution strategyLead the market in new products and indications (Alzheimer's), while investing in exploratory breakthroughs (Alkahest) • Expand and leverage current uses of plasma (Bio-supplies) • Execute on partnerships that expand our portfolio Revenue (EURbn) 3.5 23% 3.0 2.5 2.0 1.5 1.0 0.5 20% 0.0 2010 2011 2012 2013 2014 2015 2016 17% 18% global market share in 2016(1) Note: 1. Source: Grifols internal provisional data, 2016 Global market share for Albumin #2 position Global market share for pdFVIII #1 position Global market share for Alpha-1 #1 position Global market share for IVIG #1 position

Continued leadership in the plasma therapeutics industry

The foundations of successful growth



Donor center growth
(# of Centers)
+50%
150
160
171
190
194
230
2014
2015
2016
2017FC
2018FC
2019FC
Fractionation capacity growth
(m liters)
8.0
13.9
19.0
2011
2016
2022FC
Innovation investment
(EURm)
400
350
300
250
200
150
100
50
0
10%
8%
6%
4%
2%
0%
-2%
-4%
5.4%
5.3%
8.7%
5.9%
7.0%
7.3%
1
12
114
30
56
77
122
127
126
169
218
218
2011
2012
2013
2014
2015
2016
R&D as % NR
External R&D
In-house R&D

Plasma procurement and fractionation capacity expansions are aligned, on track and able to support dynamic growth

A consistent investment in innovation

329 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Expanding an integrated, high-margin specialty business

Diagnostic is a fast evolving business



Grifols Diagnostic
Building a foundation
Novartis Dx Acquisition
Increasing scale
Hologic Acquisition
Enhancing profitability
Organic growth
Complementary BD activities
High margin and specialty
To Date
Future

330 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Expanding an integrated, high-margin specialty business

Diagnostic has a clear niche leadership roadmap

We will leverage our leadership in transfusion medicine to build a specialty Dx business - focused on niche markets

- Grow and harness the full profitability of our NAT blood screening business
- Profit from the broadest Blood Typing Solutions portfolio in the market
- Leverage recombinant protein expertise and capacity, further growing specialty diagnostics manufacturing (Project Horizon)
- Optimize investments in new platforms (Singulex technology) to develop high specialty products and enter new segments
- Complement organic growth with synergistic partnerships and business development

331 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Expanding an integrated, high-margin specialty business

Diagnostic value creation path


High
COMPETITIVE ADVANTAGE
Low
PROFITABILITY
High
Immunoassay
Blood & Plasma Donor Screening
Hemostasis
Blood Typing
Infectious Disease
Current View
High
COMPETITIVE ADVANTAGE
Blood & Plasma Donor Screening
Immunoassay
Blood Typing
Hemostasis
Infectious Disease
Low
PROFITABILTY
High
Future View

332 Investors' & Analysts' Meeting 2017 I Emeryville

GRIFOLS

Building a niche hospital leader with synergistic strengths

Hospital focus on core business development and profitable growth

Portfolio and Market Development
Develop our position in the U.S. hospital pharmacy market

Core Business
Strengthen and grow core business in Iberia/LATAM





i.v.TOOLS


KIRO

Hospital pharmacy market drivers align with Grifols strengths

333 Investors' & Analysts' Meeting 2017 I Emeryville
GRIFOLS

Building a niche hospital leader with synergistic strengths

Hospital has a clear niche leadership roadmap

Integrated, "smart" hospital pharmacy solutions will drive our Hospital Division strategy

- Rebalance portfolio and refocus on profitability
- Accelerate U.S. expansion with IV solutions and KIRO through organic and BD strategies
- Leverage highly automated facilities for LVPs for low unit cost and adaptability to profit from market conditions
- Leverage sterile compounding expertise and products to develop new software applications and next generation enhancements
- Explore opportunities to build portfolio through BD activities and leverage capabilities for Bioscience

334 Investors' & Analysts' Meeting 2017 I Emeryville
GRIFOLS

Key takeaways
Driving value creation through disciplined strategy execution

336 Investors' & Analysts' Meeting 2017 I Emeryville

Key takeaways
Driving value creation through disciplined strategy execution

Core Business Optimization
Plasma therapeutics as the core business - now and tomorrow

Global Expansion
Profitable growth and expansion organically and through BD

Capacity Leadership
A foundation for leadership and profitable, multi-business growth

Innovation Acceleration
Innovation from all businesses as a focus and priority

Multi-Business Build
Diagnostic a profitable growth engine and Hospital an emerging business with opportunities

Drive sales growth and manage EBITDA margins

336 Investors' & Analysts' Meeting 2017 I Emeryville

The future Building on over 75 years of leadership, innovation and commitment to patients 337 Investors’ & Analysts’ Meeting 2017 I Emeryville Investors’ & Analysts’ Meeting 2017 Emeryville (California, USA) June 7th and 8th, 2017 Our recent leadership succession ensures that our mission, vision and priorities remain unchanged This commitment and consistent approach to strategy formulation and execution will continue to deliver profitable growth and drive value creation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
Name: David I. Bell
Title: Authorized Signatory

Date: June 7, 2017